
08043402



2007 ANNUAL REPORT



SOUTHWESTERN RESOURCES CORP.



Table of Contents

Dear Shareholders and Friends

The past year has been an extremely difficult time for all those with an interest in Southwestern, especially its shareholders and employees. In June, the Board was confronted with the sudden resignation of its President and CEO and the subsequent discovery by the Company's management of discrepancies in previously reported assay results relating to its Boka Project in China. Tackling these issues required significant effort by the Board and the Company's employees.

"We are committed to restoring confidence among Southwestern's stakeholders by striving to achieve the highest possible standards of transparency and integrity."

A special committee of independent directors of Southwestern's Board was created to review all aspects of the Company's Boka Project and, as a result, all previously released assay results were withdrawn. An independent consulting company prepared a new NI 43-101 Technical Report. While the Technical Report concluded that there is an inferred mineral resource based on composited drill hole assay data from a reconstructed and validated assay database, the resource estimate is significantly lower than previously reported. The report did highlight, however, that there is upside potential to this resource. The Company and its former CEO have been named in class-action lawsuits in British Columbia, Ontario and Québec, and the Company is vigorously defending itself against such claims. As well, the Company has commenced legal action in the Supreme Court of British Columbia against its former CEO, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. It is also pursuing a similar lawsuit against its former General Manager in China.

The Southwestern Board, together with its management and employees, is committed to restoring confidence among its stakeholders by striving to achieve the highest possible standards of transparency and integrity. We are moving forward with advancing our exciting projects in Peru, where the Company has the largest land position of any junior mining company. Also, we will continue to examine all options to enhance shareholder value relating to the Boka Project while at the same time continuing to explore new and interesting opportunities in Peru and China.

My colleagues on the Board, the Company's senior management, and all Southwestern employees have dedicated themselves to rebuilding Southwestern's reputation and credibility in the marketplace. We are well aware that this will not be easy because of what has transpired over the past year. However, given the quality of all of our people and exploration projects, I am optimistic about Southwestern's future. The Board and management have been and continue to be united in the goal of doing what is in the best interests of Southwestern and its shareholders.

My heartfelt thanks go to all of Southwestern's employees. Their determination and loyalty to the Company are critical to its growth in the future.



David Black

Chair of the Board

Dear Shareholders and Friends

> "In 2008, we anticipate drilling a large number of targets. We have a highly regarded exploration team in Peru."

As Interim President and CEO of Southwestern, no one is more aware than I of the difficulties and challenges facing the Company at this time. In spite of these challenges, I feel optimistic about the future of this Company. My optimism is based on a number of factors. Despite all our difficulties in 2007, the Company was still able to advance a significant number of projects in Peru. This is highlighted by the drilling and drill targeting performed on the Liam Project, and the drilling on the Pacapausa and Millo-Azucar projects. As well, Southwestern continued to aggressively explore other areas in Peru and, in fact, staked over 95,000 hectares of claims in 2007. In 2008, we anticipate that a large number of targets will be drilled. Our drilling plans include not only additional drilling on advanced projects, but also new drilling on projects such as Carmen, within the Liam Project, Cristo de los Andes and Alpacocha. We have a highly regarded exploration team in Peru with many years of experience in exploring the country. Because of these people and the high quality of our projects, we anticipate an exciting year in Peru.

In addition to our projects in Peru, we expect that the Boka Project in China can still bring value to our shareholders. We will continue to explore all our options regarding this project to maximize shareholder value. Options we are considering include performing further drilling and exploration work recommended by the Snowden report filed in November 2007, either by ourselves or with a partner, or divesting ourselves of the project completely by selling our 90% interest to an interested party. Our shareholders can rest assured that we will do our best to extract value from this project given the unfortunate circumstances surrounding it.

There is another, and probably the most important, reason for my sense of optimism for the future. It is the loyalty and support that I have received from our employees and a large number of our shareholders. I wish to thank all of the shareholders that have contacted me to give Southwestern their support over this past year during a very difficult time for them and the Company. Your loyalty and support did not go unnoticed. To all the employees who are working to put the Company in a position to succeed, I thank you very much and look forward to continuing to build the Company towards the position it once held in the marketplace.

In conclusion, Southwestern is positioned to bounce back from this difficult period and have a successful 2008. The Company has ambitious programs for the future. We are encouraged by our discussions with other exploration and mining companies in that they will continue to do business with Southwestern. Most importantly, we have a talented team in place that will strive to act in the best interests of both Southwestern and its shareholders.



Timo Jauristo

Interim President and CEO,
VP Corporate Development and Director

BRAZIL

Southwestern (SWG) property
SWG JV property
SWG / Newmont JV property
SWG / Newmont Regional area of interest
Tertiary volcanics

Cristo de los Andes
Alpacocha
Antay
Millo-Azucar
Pacapausa
Liam



Lake Titicaca

BOL



Peru
Gold-Silver Projects

Southwestern is one of the largest mineral property landholders in Peru with over 350,000 hectares of claims controlled by Southwestern and its joint venture partners and more than 225,000 hectares of claims owned 100% by Southwestern. The Company continues to focus on aggressive generative exploration in south-central Peru for a variety of deposit types. Our exploration team is experienced, has extensive knowledge of the region and has a proven track record of generating significant projects and making discoveries in Peru, since the Company first began exploring in 1992.

CHILE

The Liam Project

is a 50/50 joint venture between Southwestern and Newmont Peru Limited and is comprised of 282,292 hectares of claims, located in the Tertiary Volcanic Belt of south-central Peru, approximately 170 kilometres northwest of Arequipa and 580 kilometres southeast of Lima.

Since inception of the Joint Venture in 2003, the partners have identified and evaluated 38 exploration prospects in the project area, nine of which have been drilled by either Newmont or Southwestern. The prospects and projects include high-sulphidation and low-sulphidation veins, low-sulphidation disseminated, carbonate-replacement, mesothermal vein, skarn and porphyry hydrothermal systems. The most advanced and significant projects in Liam are the Crespo and Queshca gold-silver and gold high-sulphidation systems.

During 2007, several projects were drilled by the partners: Numa, Aluja and Huacullo. The drilling at Numa and Aluja were first-pass drill tests on these projects, which were initially identified by Southwestern during generative exploration in 2006. Step-out drilling at Huacullo followed up the successful results from the 2006 drilling.


N
(MERIDIAN JV)
Millo-Azucar
Numa
Pacobamba
Aluja
Carmen
Huacullo
Cerro Queshca
Cerro Crespo
0
10
40
kilometres

LIAM PROJECT AREA

- SWG JV property
- SWG / Newmont JV property
- SWG / Newmont Regional area of interest

Generative exploration was carried out in 2007 in several areas of Liam, by both Southwestern and Newmont, and resulted in several new, encouraging prospects being identified. These prospects will be further evaluated in 2008 and a technical review of the extensive Liam database will be completed in early 2008 to generate and prioritize additional areas for exploration.

Due to substantial progress at Liam during 2007, an updated NI 43-101 Technical Report is planned for completion in 2008.

Cerro Crespo/Queshca Projects

Project work by Southwestern began at Crespo/Queshca in 2003. Southwestern and Newmont completed 88 holes/13,735 metres of drilling on this high-sulphidation gold-silver project, the results of which indicate that Crespo ridge is mineralized with gold and silver and is comprised of massive silica, vuggy silica and silica-alunite alteration phases, cross-cut by hydrothermal and magmatic breccias. The cross-cutting breccias commonly carry high-grade silver (greater than 1,000 grams per tonne). A preliminary analysis completed by Newmont suggests that a mineral inventory of gold and silver is present and potentially economic.



Queshca is located approximately one kilometre north of Cerro Crespo and is comprised of six zones of outcropping gold-silver mineralization with high-grade gold (multiple-grams per tonne) associated with structures and late iron oxide fracture fillings. Drilling has shown the six zones to be possible remnants of an eroded larger high-sulphidation system; there is the potential to discover additional, modest-sized, mineralized bodies.

Southwestern and Newmont are determining the most beneficial manner to advance Cerro Crespo and Cerro Queshca.

Numa Project

Numa consists of silver-lead-zinc replacement mineralization within a 2,500-metre long zone of limestone with multiple, near-vertical breccia and replacement horizons up to 50 metres wide. Work completed during 2007 included collecting over 1,400 rock-chip samples, geological mapping, geophysical surveying and drilling 18 holes (3,097 metres). Results from sampling over the principal mineralized zone include 273 samples containing over 30 grams per tonne silver and 53 samples containing over 301 grams per tonne silver. The mineralization at surface is oxidized and consists of strongly developed limonite/goethite and other oxides. The geophysical surveying suggests that the subsurface replacement bodies could extend for considerable depth (greater than 150 metres depth).


182800 mE
183600 mE
N
NUM-004
NUM-005
8418400 mN
NUMA PROJECT
DRILL HOLE
LOCATIONS
NUM-006
NUM-007
> 150 ppm* Ag
Intrusive rocks
Limestone
Breccia
* parts per million
Cross Section
NW
SE
NUM-012
NUM-001
NUM-002
NUM-011
NUM-013
NUM-009
8416800 mN
NUM-016
NUM-017
NUM-001
33.5 m at 167.33 g/t Ag
0.74% Pb
1.72% Zn
7.5 m at 83.64 g/t Ag
0.16% Pb
0.88% Zn
4000m
3950m
3900m
3850m
Ag (ppm) DDH
more than 200
100-200
30-100
10-30
less than 10
0 10 40
metres

Drill hole NUM-001 cross section ▶

Thirteen of the 18 holes (NUM-001, NUM-002, and NUM-004 through NUM-014) were drilled at the principal mineralized zones and five other holes (NUM-003 and NUM-015 through NUM-018) were drilled on three peripheral, skarn and carbonate-replacement targets. The more significant assay results are shown below:

Hole No.	Interval			Grade		
	From (metres)	To (metres)	Length (metres)[1]	Silver (g/t)[2]	Lead (%)	Zinc (%)
NUM-001	7.10	40.60	33.50	167.33	0.74	1.72
	49.55	57.10	7.55	83.64	0.16	0.88
NUM-002	86.00	139.15	53.15	78.14	1.07	2.12
NUM-004	0.00	69.25	69.25	50.54	0.43	1.94
including	31.20	52.00	20.80	114.88	0.57	3.74
NUM-005	4.00	16.55	12.55	96.03	0.33	0.35
including	9.20	14.95	5.75	180.13	0.51	0.57
NUM-006	27.00	31.40	4.40	87.76	0.08	0.08
NUM-013	3.75	6.60	2.85	16.78	0.40	1.00
	68.00	79.30	11.30	150.19	0.86	1.86

1 Interval reported is down-hole core length as true widths are not known at this time.
2 Grams per tonne.

The results from the 13 holes in the principal carbonate-replacement mineralized zone are encouraging. Mapping and sampling indicates that the mineralization is variably distributed over 2,500 metres of strike-length. Mineralized thicknesses at depth are similar to widths seen in outcrop. Continuity between drill holes is not clear due to wide drill-spacing (up to 500 metres) and "pinch and swell" geometries of the mineralized zones seen on surface. Numa remains an exciting exploration project within the Liam Project. Additional work is needed to determine the significance of the mineralization. Three dimensional modelling, detailed structural mapping and interpretation and geophysical surveying are being considered for planning the next phase of drilling in the principal mineralized zone.

Similarly, more field and interpretive work is planned to develop additional drill targets in the greater Numa area, as several other alteration zones were identified in 2007 and have not been drill-tested. Preliminary work suggests that structural blocks of limestone have been down-dropped into intrusive rocks, possibly preserving additional carbonate-replacement systems.

Carmen Project

Carmen was discovered in 2006 and is a multi-phase high-sulphidation system with an altered footprint of 3.0 x 1.5 kilometres. Mineralized silica bodies and hydrothermal breccia bodies contain from 0.40 to 0.96 grams per tonne gold. High-level vapour-phase alteration is present in some areas, suggesting preservation of potentially mineralized zones at depth. In addition, younger volcanic rocks cover alteration and mineralization on some margins and add to the potential for additional covered mineralized bodies. Field work and drill targeting was completed in 2007 and first phase drilling is being programmed for 2008.

Aluja Project

Aluja is a strongly developed high-sulphidation alteration system hosted within pervasively alunite-quartz altered volcanic rocks. The alteration area covers 2.0 x 1.5 kilometres and consists of variable silica types, including large areas of upper level, vapour-phase derived, granular silica which suggests preservation of a possible mineralized system at depth. Over 2,300 samples have been collected from outcrop. The highest grades (four samples with 4.0 to 54.0 grams per tonne gold) are from hydrothermal breccia bodies that cross-cut the granular silica zones, suggesting strong mineralization in the subsurface.

Hole No.	Interval			Grade	
	From (metres)	To (metres)	Length (metres)[1]	Silver (g/t)	Gold (g/t)
ALJ-004	26.50	47.50	21.00	3.99	1.37
including	26.50	41.50	15.00	5.51	1.86

1 Interval reported is down-hole reverse circulation interval length as true widths are not known at this time.

During 2007, Newmont completed a 24 kilometre access road, installed a project camp, completed field work (mapping, sampling and geophysics) and drilled nine, reverse circulation holes (2,064 metres) for a first-pass test at Aluja. Significant results are shown on the adjacent table.

Results, although not as expected, do indicate anomalous subsurface values from a strongly altered area of 800 x 800 metres. Data review and additional field work are planned in 2008 to decide if further drilling is justified in 2008.

Huacullo Project

Huacullo is a low-sulphidation gold-silver vein system located 18 kilometres northwest of Crespo/Quescha. Multiple veins outcrop at Huacullo and are present over at least 800 metres of strike-length. Previous drilling at Huacullo by Newmont in 2006 resulted in several significant silver and gold intersections which were highlighted by: 2.30 metres of 91.50 grams per tonne silver and 11.50 grams per tonne gold, including 1.05 metres of 22.40 grams per tonne gold in HUA-008; 1.65 metres of 133.50 grams per tonne silver and 1.35 grams per tonne gold in HUA-004; 0.45 metres of 144 grams per tonne silver and 3.20 grams per tonne gold in HUA-002; and 0.90 metres of 109 grams per tonne silver in HUA-006.

Additional field evaluation at Huacullo will continue to test the size potential of the higher grade veins and possible shoots as well as test for additional veins.

Pacapausa Project

Pacapausa comprises 7,933 hectares of exploration concessions located between the Selene silver mine of Hochschild to the north and the new Pallancata high-grade silver vein project being advanced to production by the Hochschild and Oro Vega JV to the south.

The Pacapausa Project is subject to an option agreement with Minera Oro Vega ("Oro Vega"), the Peruvian subsidiary of International Minerals Corporation. In August 2007, Oro Vega exercised the first option of the agreement to acquire 50% of the project, having fulfilled the requirements of investing US$1 million and drilling over 1,000 metres (2,082 metres were drilled) on the project.

Five target areas have been defined on the project, each consisting of epithermal silver and gold mineralization within vein, stockwork and breccia zones. Surface sampling has defined several areas of high-grade silver. Eleven drill holes totalling 2,082 metres were completed during the first quarter of 2007. As reported by Oro Vega, highlights of the results include: 10.8 metres of 212 grams per tonne silver in hole PACA-009; 1.5 metres of 548 grams per tonne silver in hole PACA-001; and 4.8 metres of 100 grams per tonne silver in PACA-005.



Millo-Azucar Project

The 6,025 hectare Millo-Azucar Project is located within the northwestern portion of the Liam Project area. Meridian Gold Inc. (now a wholly owned subsidiary of Yamana Gold Inc.) is earning a 70% interest in the Millo-Azucar Joint Venture by funding all costs to the completion of a prefeasibility study. Fifteen holes were completed in 2007, nine of which were drilled to follow up 2006 drilling on two areas within the Española epithermal vein system. All nine holes intersected gold and silver mineralization, with significant grades as outlined in the table below.

Hole No.	Interval			Grade	
	From (metres)	To (metres)	Length (metres)[1]	Gold (g/t)	Silver (g/t)
PTT-004[2]	81.80	84.80	3.00	1.16	99.20
PTT-013	84.50	89.20	4.70	1.93	463.66
PTT-014	64.50	65.85	1.35	12.60	88.90
PTT-015	139.75	154.05	14.30	1.17	97.03
PTT-016	129.90	132.25	2.35	0.91	208.68
PTT-017	168.10	169.20	1.10	1.17	714.00
PTT-018	154.15	155.05	0.90	3.42	408.00
PTT-019	46.70	51.05	4.35	0.29	40.88
PTT-020	47.60	52.40	4.80	0.45	53.23

1 Interval reported is down-hole core length as true widths are not known at this time.

2 PTT-004 was originally drilled in 2006 to 80.30 metres and was deepened during the second drill phase.


PTT013
PTT016
PTT014
PTT018
PTT017
PTT004
PTT015
Uchuro zone
MILLO-AZUCAR
DRILL HOLE LOCATIONS
New drill hole location
Existing drill hole location
Vein
PTT019
PTT020
Pintapata zone

Results from both phases of drilling at Española are very encouraging. Drilling to date was designed to test several distinct veins that partly form the Española vein set. Recent field work by Meridian now indicates that the Española vein system extends for at least 3.5 kilometres in strike-length and at least three additional, sub-parallel veins have been identified. Meridian is planning a third phase drilling program to continue testing the extent of the veins, using these results as well as those from the 2006 drilling which were highlighted by a 20.30 metre intersection of 317 grams per tonne silver and 2.65 grams per tonne gold. Mapping, sampling and additional drill target generation on the newly identified veins will continue through the first quarter of 2008.

Meridian has applied for a "Category C" drill permit with the Peruvian Government, which, when approved, will enable Meridian to construct more than the presently approved 20 drill pads. Approval is expected in the second quarter of this year and Meridian will then begin a third phase of drilling to test the greater strike-length of the Española vein set and other associated newly identified veins.




BRAZIL
Southwestern (SWG) property
SWG JV property
SWG / Newmont JV property
SWG / Newmont Regional area of interest
Bambas-Tintaya Porphyry Belt
Alpacocha
Cristo de los Andes
Antay
Pacapausa
Liam
Southern Peru Porphyry Belt
Lake Titicaca
0 50 150
kilometres
BOLIVIA
CHILE

Copper Projects

Southwestern has a number of 100% owned copper projects, including its Antay, Alpacocha and Cristo de los Andes projects, all in the Bambas-Tintaya Porphyry Belt in southern Peru, some of which also host gold and molybdenum mineralization. The Company has prepared a data compilation, based on recent geological mapping, rock-chip and soil geochemical sampling, as well as induced polarization geophysical surveying, which has highlighted a number of important drill targets. The Company is investigating several possibilities for advancing these projects and expects significant drilling to be completed in 2008.

Antay Project


ANTAY
Skarns

The 31,100 hectare Antay copper-molybdenum porphyry project is situated within the Bambas-Tintaya Porphyry Belt and is accessible by road from Cuzco, 150 kilometres to the northeast. Antay is 100% owned by Southwestern.

Sayta is a large porphyry system exposed over 1.5 kilometres and consists of multi-phase porphyritic intrusions, sheeted and stock-work quartz vein zones and hydrothermal breccia bodies. Geochemical results from 35 breccia outcrop samples averaged 1.19% copper (up to 7.81%), 0.011% molybdenum (up to 0.057%) and 0.013 grams per tonne gold (up to 1.36 grams per tonne).

The Company plans to commence exploration early in the second quarter, with drilling anticipated in 2008.

SAYTA COPPER GEOCHEMISTRY

8428600 m

Mineralized porphyry
Tuffs-conglomerate
Breccia
Quartzites

RANGES Cu (ppm)
more than 5,000
1,000 - 5,000
500 - 1,000
less than 100

8427800 m

0 50 200
metres

211000 m
211400 m



Alpacocha Project

W


POTENTIAL FOR SKARN FORMATION
Copper-oxide mineralization
Copper-oxide mineralization
Zone of Hornfelsification and Cu Mo (Au) mineralization
Copper-oxide mineralization
Copper-oxide mineralization

This project (formerly "Antilla Cluster Project") is a 100% Southwestern-owned skarn and porphyry copper-gold project, located within the Bambas-Tintaya Porphyry Belt and consists of 23,300 hectares. Based on the results of mapping, sampling and geophysical surveying, three target areas are drill-ready: Quihuiri, Alpacocha and Usillo. Surface rock-chip sampling has returned up to 9% copper, 0.033% molybdenum and 2.4 grams per tonne gold. Induced polarization surveying indicates strong chargeability anomalies extending to over 300 metres at depth. The Company anticipates first phase drilling in 2008.


784000 m
788000 m
Quaternary
Intrusives
Volcanics
Limestones
Quartzites-Sandstones
8426000 m
8422000 m
TARGET 3
TARGET 2
TARGET 1
Old Cristo de los Andes porphyry area
CRISTO DE LOS ANDES TARGET AREA GEOLOGY

Cristo de los Andes Project

This 6,400 hectare copper-gold porphyry project is also within the Bambas-Tintaya Porphyry Belt and is 100% owned by Southwestern. The project was first identified by Southwestern in 1992-1993 and was subsequently explored and drilled by two joint venture partners in 1994 and 1996. A total of 33 shallow holes were drilled on various targets with copper values ranging from weakly anomalous up to 1%. However, a reinterpretation of geological and geophysical data by Southwestern in 2006 resulted in the identification of three large chargeability anomalies, up to one kilometre in diameter, that have not been drilled. Additional field work and geophysical surveying by Southwestern in 2007 confirmed and extended the anomalies with new rock-chip samples, some of which returned assays over 1% copper. The Company anticipates first phase drilling in 2008.



New Generative Exploration

Southwestern is continuing to aggressively explore Peru and to generate new projects in south-central and southern Peru. Target types include porphyries, skarns, high-sulphidation and low-sulphidation epithermal systems and veins, mesothermal gold and copper veins and polymetallic veins. During 2007, Southwestern staked over 95,000 hectares of claims in the Bambas-Tintaya Porphyry Belt of south-central Peru, the Southern Peru Porphyry Belt and within the Tertiary Volcanic Belt of central Peru. At least six new prospects staked in 2007 are planned to be advanced with additional field work to possible drill-stage in 2008.

Boka Project, China

The Boka Project is located in Yunnan Province, China. On July 19, 2007, the Company issued a press release withdrawing all of its previously reported results for the Boka Project, instructing that such results should not be relied upon. In July 2007, Southwestern engaged Snowden Mining Industry Consultants Inc. ("Snowden") to compile an independently verified gold assay database for the Boka Project. Southwestern then commissioned Snowden to prepare a NI 43-101 Technical Report because of indications that previous Mineral Resource estimates for the project may have been significantly overestimated due to manual and deliberate tampering with gold assay data. The Snowden report presents a new Inferred Mineral Resource estimate for the Boka Property based on the validated drill hole data.

Mineral Resource Estimate

The Mineral Resource estimate is based on composited and top cut drill hole assay data from the reconstructed and validated assay database for the Boka Project. Adit assay data was not taken into account or included in the Mineral Resource estimate. The Mineral Resource estimate is presented for a range of gold cut-off grades to facilitate comparisons with previous estimates for this deposit, which have been withdrawn by the Company. The table below summarizes the Mineral Resource estimate for 0.01 grams per tonne, 0.5 grams per tonne and 1.0 grams per tonne gold cut-off grades, based upon the top cut drill hole data[1]:

Category	Zone	Cut-off[2] (g/t Au)	Tonnage[2] (t)	Top Cut Grade	
				Grade (g/t Au)	Contained Gold[2] (oz)
Inferred	Boka 1N and 1S	0.01	50,500,000	0.4	700,000
Inferred	Boka 1N and 1S	0.50	11,900,000	1.3	480,000
Inferred	Boka 1N and 1S	1.00	5,500,000	1.9	337,000

1 Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource, as there are insufficient close-spaced drill hole data to adequately define grade and geological continuity for this structurally complex deposit. It is uncertain if further exploration will result in upgrading the Inferred Mineral Resource to an Indicated or Measured Mineral Resource category.

2 Tonnes have been rounded to the nearest 100,000 tonnes and ounces to the nearest 1,000 ounces and this may have resulted in minor discrepancies. The most likely cut-off grade for this deposit is not known and will need to be confirmed by the appropriate economic studies. The 0.01 grams per tonne gold cut-off grade is presented solely for comparative purposes and not as a potentially economic extraction cut-off grade.

A top cut analysis was conducted on the two metre composited gold data in the Boka 1N and Boka 1S zones. Top cuts (also known as grade capping) are applied to reduce the influence of extreme values on continuity analyses and grade estimation. A top cut of 18.95 grams per tonne and 17.10 grams per tonne was used for drill hole assay data in Boka 1N and Boka 1S, respectively. The estimated average grade of the Boka deposit is sensitive to extreme values. Removing just 0.2% of the data results in a decrease of approximately 13% in the average grade of the Boka 1N part of the deposit and approximately 10% in the average grade of the Boka 1S part of the deposit. Top cuts impact on the estimated metal content of the deposit.

The table below summarizes an evaluation of an estimate using drill hole data that have not been top cut. This tabulation is included for comparison with the previous table and to demonstrate sensitivity to top cuts.

Category	Zone	Cut-off[1] (g/t Au)	Tonnage[1] (t)	Uncut Grade	
				Grade (g/t Au)	Contained Gold[1] (oz)
Inferred	Boka 1N and 1S	0.01	50,500,000	0.5	831,000
Inferred	Boka 1N and 1S	0.50	11,900,000	1.6	611,000
Inferred	Boka 1N and 1S	1.00	5,500,000	2.6	469,000

1 Tonnes have been rounded to the nearest 100,000 tonnes and ounces to the nearest 1,000 ounces and this may have resulted in minor discrepancies.

Potential Mineral Deposit

A small portion of the Boka Project is defined by samples taken from historical mine workings, referred to as adits. The samples derived from drilling represent the mineralized system, whereas adit sampling represents a high-grade subset of that system. Adit samples are concentrated in the small-scale high-grade zones exploited by artisanal miners and may not fairly represent mineralization in surrounding lower grade zones. Due to the incomplete nature of the original assay certificates provided by the laboratories,

Snowden did not verify a meaningful amount of the assay data pertaining to the adit samples. Accordingly, the adit samples have been excluded for all purposes from the Mineral Resource estimate presented above.

There is upside potential in the Mineral Resource estimate with the inclusion of the area currently defined by adit sampling. The inclusion of this area would result in an extension of the Mineral Resource and could improve the estimated grades of the areas surrounding the adits. In order to include the adit areas in the Mineral Resource estimate, additional drilling and sampling is required to confirm mineralization.

Assumptions and Methods

The Mineral Resource estimate was prepared by Snowden in the following steps:

- Inspection of the Boka Project site
- Database compilation and data validation
- Data preparation
- Geological interpretation and geological modelling
- Creation of block models and assignment of rock density to the blocks
- Compositing of assay intervals to a common length
- Exploratory data analysis of gold assay grades within mineralized domains
- Analysis of extreme values and determination of appropriate top cuts
- Variogram analysis and modelling
- Interpolation of gold grade into blocks using ordinary kriging
- Validation of estimated block gold grades
- Confidence classification of estimates with respect to CIM (2005) guidelines
- Mineral Resource tabulation

Data Verification

In conducting the Mineral Resource estimate, Snowden verified 99% of historical drilling assay data for the Boka Project against corresponding assay certificates supplied directly by respective analytical laboratories. Snowden verified a portion of geological logging data against original logging data. Snowden also independently sampled drill hole core while on site and submitted samples for independent laboratory analysis.

Snowden was not able to verify the methods of drilling, sampling, and sample security and custody for the majority of the data used in the Mineral Resource estimate as Snowden was not present during these historical operations.

Recommended Future Work

Snowden believes that there is upside potential to the Mineral Resource at the Boka deposit. Snowden notes that there are indications of mineralization at depth beneath the Boka 1N and Boka 1S zones, and at depth in the relatively sparsely drilled area between the two zones. The recommended work program includes: (a) additional infill drilling that achieves an effective 25 metre drill hole spacing to improve the understanding of the structural controls on mineralization and geological confidence level; and (b) investigating the option of opening up one or more of the adits to facilitate targeted underground drilling to: (i) define and quantify the potentially higher grade mineralization contained in the adit sampling areas; and (ii) improve the structural model and to collect bulk samples for analysis to improve confidence in the Mineral Resource estimate.

The Company is reviewing all of its options to maximize and enhance shareholder value in respect of the Boka Project. Such options include conducting further exploration and development work, joint ventures, option/royalty arrangements, divestitures and other value enhancing initiatives.

Management's Discussion and Analysis

December 31, 2007 and 2006

Forward-Looking Statements

All statements made in this MD&A, other than statements of historical fact, are forward-looking statements. The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "will", "would", "should", "guidance", "potential", "continue", "project", "forecast", "confident", "prospects", and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licences, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Administrators. Reference should be made to the section entitled "Risk Factors" contained in the Annual Information Form of the Company dated March 17, 2008 for a detailed description of the risks and uncertainties relating to the business of the Company. These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

General

This Management's Discussion and Analysis ("MD&A") of Southwestern Resources Corp. (the "Company" or "Southwestern") provides an analysis of Southwestern's financial results for the year ended December 31, 2007 compared to the previous year and should be read in conjunction with the Company's December 31, 2007 audited consolidated financial statements and related notes which have been prepared in accordance with Canadian generally accepted accounting principles. Information with respect to generally accepted accounting principles in the United States is provided in Note 17 to the audited consolidated financial statements. This MD&A has taken into account information available up to and including March 17, 2008. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

Southwestern is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in Peru and China. The Company is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange ("TSX") under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements. The majority of the Company's joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

On July 4, 2007, Timo Jauristo was appointed Interim President and Chief Executive Officer ("CEO") following John Paterson's resignation as President, CEO and Director of the Company on June 19, 2007.

On July 19, 2007, the Company disclosed that its special committee of independent directors, formed to review all aspects of the Boka Project, had determined that there were deficiencies in the Company's control procedures at the Boka Project which resulted in errors in previously reported assay results. Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised. As a consequence, the Company withdrew all of its previously announced results for the Boka Project and initiated a detailed review. As a result of this review, a new NI 43-101 Technical Report (the "Technical Report") for the Boka Project was filed on SEDAR on November 9, 2007 and included a completed Inferred Mineral Resource estimate based on composited drill hole assay data from the reconstructed and validated assay database for the project. The Technical Report indicated that there is upside potential to the Boka Project and that the exploration concessions and mining licences that make up the Boka Project were in good standing.

As at December 31, 2007 the Boka Project was recorded at a carrying value of $10 million. The Company considered the carrying value of the Boka Project as at December 31, 2007 in accordance with Canadian generally accepted accounting principles and determined that an impairment had occurred, resulting in a write-down of $33.8 million to a value which management considers to be a reasonable estimate of the fair value of the project at this time. This estimate was based on further in depth analysis of the Technical Report received in November 2007 and discussions with various independent third parties. The Company can provide no assurance that the continued assessment of and further work on the Boka Project will not result in another impairment charge in the future. The future prospects of the Boka Project are contingent and uncertain. The Company is reviewing all of its options to maximize and enhance shareholder value in respect of the Boka Project. These options include further exploration and development work, joint ventures, option/royalty arrangements, divestitures and other value enhancing initiatives.

The Company and John Paterson have been named in three class-action lawsuits in British Columbia, Ontario and Québec where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented the quantity of gold in drill samples taken from the Boka Project. The Company is vigorously defending itself against such claims. The consolidated financial statements as at December 31, 2007 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending such claims as the amount of the potential liability is not determinable as of the date of these financial statements

In August 2007, the Company announced that it had commenced legal action in the Supreme Court of British Columbia against John Paterson, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover damages and losses caused to the Company.

As a result of the errors in previously reported assay results relating to the Boka Project, including defending itself in the lawsuits brought against it, as well as commencing legal action against its former CEO, the Company has incurred legal and consulting expenses totalling approximately $2.1 million during the year.

The Company spent approximately $12.0 million on exploration during the year (excluding Zincore expenditures on the Accha-Yanque property), of which $8.2 million (on a cash basis) related to drilling, prefeasibility and associated costs at the Boka Project, and $2.4 million related to the Liam Project in Peru.

CHINA

BOKA PROJECT

Subsequent to the discovery that there were errors in previously reported assay results relating to Boka as noted above, the Company commissioned an independent consultant to prepare a new NI 43-101 Technical Report. The report was released in November 2007.

The inferred mineral resource estimate was based on composited and top cut drill hole assay data from the reconstructed and validated assay database for the Boka Project. Adit assay data was not taken into account or included in the Mineral Resource estimate. Based on top cut drill hole data, grades and volume varied from 700,000 ounces of contained gold at 0.4 grams per tonne to 337,000 ounces of contained gold at 1.9 grams per tonne. (See Technical Report filed on SEDAR on November 9, 2007.) The Technical Report also indicated that there may be upside potential in the Mineral Resource estimate with the inclusion of the area currently defined by adit sampling. The inclusion of this area would result in an extension of the Mineral Resource and could improve the estimated grades of the areas surrounding the adits. In order to include the adit areas in the Mineral Resource estimate, additional drilling and sampling is required to confirm mineralization.

The Technical Report also indicated that the consultants believe that there is upside potential to the Mineral Resource at the Boka deposit. The consultants note that there are indications of mineralization at depth beneath the Boka 1N and Boka 1S zones, and at depth in the relatively sparsely drilled area between the two zones. The recommended work program includes: (a) additional infill drilling that achieves an effective 25 metre drill hole spacing to improve the understanding of the structural controls on mineralization and geological confidence level; and (b) investigating the option of opening up one or more of the adits to facilitate targeted underground drilling to: (i) define and quantify the potentially higher grade mineralization contained in the adit sampling areas; and (ii) improve the structural model and to collect bulk samples for analysis to improve confidence in the Mineral Resource estimate.

During 2007, the Company incurred expenditures totalling $7.9 million on the Project. The majority of these costs were incurred during the first half of the year primarily relating to the preparation of a prefeasibility study.

PERU

LIAM GOLD-SILVER PROJECT

The Liam Project is a 50/50 joint venture between Southwestern and Newmont Peru Limited ("Newmont") and is comprised of 288,910 hectares of claims located in the Tertiary Volcanic Belt of south-central Peru, approximately 170 kilometres northwest of Arequipa. Since inception of the joint venture in 2003, the partners have identified and evaluated 38 exploration prospects in the project area, nine of which have been drilled by either Newmont or Southwestern. The prospects and projects include high-sulphidation and low-sulphidation vein, low-sulphidation disseminated, carbonate-replacement, mesothermal vein, skarn and porphyry hydrothermal systems. The most advanced and significant projects in Liam are the Crespo and Queshca gold-silver and gold high-sulphidation systems.

During 2007, four projects were drilled by the partners: Numa, Aluja, Pacobamba and Huacullo. The drilling at Numa, Aluja and Pacobamba were first-pass drill tests on these projects, which were first identified by Southwestern during generative exploration in 2006. The drilling at Huacullo was second-phase step-out holes following up on the successful results from the 2006 drilling.

Generative exploration was carried out in 2007 in several areas of Liam, by both Southwestern and Newmont, and resulted in several new, encouraging prospects being identified. These prospects will be further evaluated in 2008 and a technical review of the extensive Liam database will be completed in the first half of 2008 to generate and prioritize additional areas for exploration.

Due to substantial progress at Liam during 2007, an updated NI 43-101 document is planned for completion in 2008.

Descriptions of the numerous gold and silver zones included in the Liam Project, and their respective stages of evaluation, are presented below.

Cerro Crespo/Queshca

Since 2003 both Southwestern and Newmont have completed 88 holes/13,735 metres of drilling on this high-sulphidation gold-silver project, the results of which indicate that Crespo ridge is strongly mineralized with gold and silver and is comprised of massive silica, vuggy silica and silica-alunite alteration phases, cross-cut by hydrothermal and magmatic breccias. The cross-cutting breccias commonly carry high-grade silver (greater than 1,000 grams per tonne). A preliminary analysis completed by Newmont suggests that a mineral inventory of gold and silver is present and potentially economic.

Queshca is located approximately one kilometre north of Cerro Crespo and is comprised of six zones of outcropping gold-silver mineralization with high-grade gold (multiple-grams per tonne) associated with structures and late iron oxide fracture fillings. Drilling has shown the six zones to be possible remnants of an eroded larger high-sulphidation system. Potential to discover additional, modest-sized, mineralized bodies is present.

Southwestern and Newmont are determining the most beneficial manner to advance Cerro Crespo and Cerro Queshca into the next stage.

Numa

Numa consists of silver-lead-zinc replacement mineralization within a 2,500-metre-long zone of limestone with multiple, near-vertical breccia and replacement horizons up to 50 metres wide. Work completed during 2007 included collecting over 1,400 rock-chip samples, geological mapping, geophysical surveying and drilling 18 core holes (3,097 metres). Results from sampling over the principal mineralized zone include 273 samples containing over 30 grams per tonne silver and 53 samples containing over 301 grams per tonne silver. The geophysical surveying suggests that the subsurface replacement bodies extend for considerable depth (greater than 150 metres depth).

Thirteen of the 18 holes were drilled at the principal mineralized zone and five other holes were drilled on three peripheral, skarn and carbonate-replacement targets. The results from the 13 holes in the principal carbonate-replacement mineralized zone are encouraging. Mapping and sampling indicate that the mineralization is distributed over two kilometres of strike-length. Mineralized thicknesses at depth are similar to widths seen in outcrop. Continuity between drill holes is not clear due to wide drill-spacing (up to 500 metres) and "pinch and swell" geometries of the mineralized zones seen on surface. Numa remains an exciting exploration project within the Liam Project. Additional work is needed to determine the significance of the mineralization. Three dimensional modelling, detailed structural mapping and interpretation and geophysical surveying are being considered for planning the next phase of drilling in the principal mineralized zone. Similarly, more field and interpretive work is planned to develop additional drill targets in the greater Numa area, as several other alteration zones identified in 2007 have not been drill-tested.

Aluja

Aluja is a strongly developed high-sulphidation alteration system hosted within pervasively alunite-quartz altered volcanic rocks. The alteration area covers 2.0 x 1.5 kilometres and consists of variable silica types, including large areas of upper level, vapour-phase derived, granular silica which suggests preservation of a possible mineralized system at depth. Over 2,300 samples have been collected from outcrop. The highest grades (four samples with 4.0 to 54.0 grams per tonne gold) are from hydrothermal breccia bodies that cross-cut the granular silica zones, suggesting strong mineralization in the subsurface.

During 2007, Newmont completed a 24 kilometre access road, installed a project camp, completed field work (mapping, sampling and geophysics) and drilled nine, reverse circulation holes (2,064 metres) for a first-pass test. Aluja results were not as positive as expected; however, they do indicate anomalous subsurface values from a strongly altered area of 800 x 800 metres. Data review and additional field work are planned to decide if further drilling is justified in 2008.

Huacullo

Huacullo is a low-sulphidation gold-silver vein system located 18 kilometres northwest of Crespo/Queshca. Multiple veins outcrop at Huacullo and are present over at least 800 metres of strike-length. Results from the five-hole (922 metres) second drill phase at Huacullo were not as positive as expected.

Previous drilling at Huacullo by Newmont in 2006 resulted in several significant silver and gold intersections which were highlighted by: 2.30 metres of 91.50 grams per tonne silver and 11.50 grams per tonne gold, including 1.05 metres of 22.40 grams per tonne gold in HUA-008; 1.65 metres of 133.50 grams per tonne silver and 1.35 grams per tonne gold in HUA-004; 0.45 metres of 144.00 grams per tonne silver and 3.20 grams per tonne gold in HUA-002; and 0.90 metres of 109.00 grams per tonne silver in HUA-006.

Additional field evaluation at Huacullo will continue to test the size potential of the higher grade veins and possible shoots as well as to test for additional veins.

PACAPAUSA PROJECT

Pacapausa comprises 7,933 hectares of exploration concessions located between the Selene silver mine to the north and the new Pallancata high-grade silver vein project being advanced to production to the south.

At the beginning of 2007, the project was subject to an option agreement with Minera Oro Vega ("Oro Vega"), the Peruvian subsidiary of International Minerals Corporation. In August 2007, Oro Vega notified Southwestern that they would exercise the first option of the agreement to acquire 50% of the project, after fulfilling the requirements of investing US$1 million and drilling over 1,000 metres (2,082 metres were drilled) on the project. Orò Vega has assigned their contractual position in the agreement to Minera Suyamarca S.A.C. ("Suyamarca"). A new company is being incorporated by Southwestern and Suyamarca, with Suyamarca as operator, to hold and further explore the property.

Five target areas have been defined on the project each consisting of epithermal silver and gold mineralization within vein, stockwork and breccia zones. Surface sampling has defined several areas of high-grade silver. Eleven drill holes totalling 2,082 metres were completed during the first quarter of 2007. As reported by Oro Vega, highlights of the results include: 10.8 metres of 212 grams per tonne silver in hole PACA-009; 1.5 metres of 548 grams per tonne silver in hole PACA-001; and 4.8 metres of 100 grams per tonne silver in PACA-005.

MILLO-AZUCAR PROJECT

The Millo-Azucar Project is comprised of both a high sulphidation alteration system and several low-sulphidation vein systems, located 20 kilometres to the northwest of the Crespo and Queshca projects of the Liam Project. Millo-Azucar is a Joint Venture with Meridian

Gold Inc. (now a wholly owned subsidiary of Yamana Gold Inc.), whereby Meridian is earning a 70% interest in the project by funding all exploration costs through to the completion of a prefeasibility study.

Meridian recently completed a 15 hole (3,814 metres) second-phase drill program on the project at both the Millo high-sulphidation zone (six holes) and at the low-sulphidation Española vein set (nine holes). Drill assay results have been received and none of the holes at Millo (MIL-001 through MIL-006) returned significant results. Results for the nine holes at Española were highlighted by a 4.7 metre intersection grading 463 grams per tonne silver and 1.93 grams per tonne gold and a 14.3 metre intersection grading 97 grams per tonne silver and 1.17 grams per tonne gold.

Previous drilling of 12 holes by Meridian in 2006 at Española (reported February 1, 2007) was highlighted by a 20.3 metre intersection grading 317 grams per tonne silver and 2.65 grams per tonne gold in hole PTT-004, a 17.1 metre intersection grading 162 grams per tonne silver and 1.80 grams per tonne gold in hole PTT-005 and a 0.7 metre intersection grading 814 grams per tonne silver and 27.10 grams per tonne gold in hole PTT-007.

Results from both phases of drilling at Española are very encouraging. Drilling to date at Española is within an area of 700 x 300 metres and was designed to test several distinct veins that partly form the Española vein set. New field work by Meridian indicates that the Española vein system extends for at least 3.5 kilometres in strike-length and at least three additional, sub-parallel veins have been identified. Mapping, sampling and additional drill target generation on the newly identified veins will continue through the first quarter of 2008.

Meridian has applied for a drill permit with the Peruvian Government, which, when approved, will enable Meridian to construct more than the presently approved 20 drill pads. Approval is expected in the second quarter of this year and Meridian will then begin a third phase of drilling to test the greater strike-length of the Española vein set and other associated, newly identified veins.

ANTAY PROJECT

The 31,100 hectare Antay copper-molybdenum porphyry project is situated within the Bambas-Tintaya Porphyry Belt and is accessible by road from Cuzco, 150 kilometres to the northeast. Antay is now 100% owned by Southwestern as its previous partner Anglo American Exploration Peru S.A. terminated its option agreement due to unsuccessful efforts to secure a community access agreement to the Sayta porphyry. Since the termination Southwestern has been successful in obtaining a community access agreement.

Sayta is a large, significant porphyry system exposed for over 1.5 kilometres and consists of multi-phase porphyritic intrusions, sheeted and stock-work quartz vein zones and hydrothermal breccia bodies. Geochemical results from 35 breccia outcrop samples averaged 1.19% copper (up to 7.81%), 0.011% molybdenum (up to 0.057%) and 0.013 grams per tonne gold (up to 1.36 grams per tonne).

NEW GENERATIVE EXPLORATION

Southwestern is continuing to aggressively explore Peru and to generate new projects in south-central and southern Peru. Target types include porphyries, skarns, high-sulphidation and low-sulphidation epithermal systems and veins, mesothermal gold and copper veins and polymetallic veins. During 2007, Southwestern staked over 100,000 hectares of claims in the Bambas-Tintaya Porphyry Belt of south-central Peru, the Southern Peru Porphyry Belt and within the Tertiary Volcanic Belt of central Peru. At least six new prospects staked in 2007 are being planned for advancement with additional fieldwork to possible drill-stage in 2008.

Change in Accounting for the Investment in Zincore Metals Inc.

In April 2007, the Company sold 500,000 common shares of Zincore Metals Inc. ("Zincore") for gross proceeds of $350,000. This sale reduced the Company's interest in Zincore from 50.4% to 49.7%. As a result of the reduction of the Company's interest and resulting loss of control, the assets and liabilities of Zincore were no longer consolidated in the Company's balance sheet effective April 1, 2007. The exclusion of the assets and liabilities of Zincore from the Company's consolidation and the investment carrying value at December 31, 2007 are detailed as follows:

(in thousands)	As at December 31, 2007
CASH	$ 15,378
EXPLORATION ADVANCES AND OTHER RECEIVABLES	171
OTHER ASSETS	75
PROPERTY, PLANT AND EQUIPMENT	146
MINERAL PROPERTIES	5,774
	21,544
ACCOUNTS PAYABLE AND ACCRUED CHARGES	(662)
NON-CONTROLLING INTEREST	(10,360)
INVESTMENT AS AT APRIL 1, 2007	10,522
SALE OF SHARES	(136)
EQUITY IN LOSS (APRIL 1, 2007 TO DECEMBER 31, 2007)	(1,116)
STOCK-BASED COMPENSATION	298
GAIN ON DILUTION	290
INVESTMENT AS AT DECEMBER 31, 2007	$ 9,858

Results of Operations

The consolidated net loss for the years ended December 31, 2007, 2006 and 2005 was $49.0 million or $1.09 loss per share, $1.5 million or $0.03 loss per share and $9.5 million or $0.22 loss per share, respectively.

The significant increase in net loss in 2007 in comparison to previous years was primarily due to the write-down of the Boka Project of $33.8 million, significantly higher foreign exchange losses, higher exploration expenditures of a reconnaissance nature, and significantly lower gains on shares issued by affiliated companies. Higher legal fees and lower interest income was partially offset by a reduction in stock-based compensation when compared to the previous year.

Effective January 1, 2007, the Company changed its practice of reporting stock-based compensation on a separate line in the Consolidated Statements of Loss and Deficit to a method of allocating the expense to (i) salaries and benefits to employees, (ii) consulting fees and (iii) general exploration for individuals involved in exploration work. The allocation for the years ended 2007, 2006 and 2005 were as follows:

(in thousands)	2007	2006	2005
OFFICE SALARIES	$ 997	$ 1,663	$ 1,212
CONSULTING FEES	1,218	2,399	3,505
GENERAL EXPLORATION	2,366	793	718
ZINCORE	336	433	-
TOTAL	$ 4,917	$ 5,288	$ 5,435

For the year ended December 31, 2007, the stock-based compensation value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $1.07 (2006 – $5.82; 2005 – $4.15) for each option grant was estimated using the following weighted-average assumptions: no dividends are to be paid; volatility of 66% (2006 – 54%; 2005 – 58%); risk free interest rate of 3.9% (2006 – 4.0%; 2005 – 3.5%); and expected life of 3.5 years (2006 – 3.5 years; 2005 – 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

Overall general and administrative expenses increased to $9.8 million in 2007 compared with $9.5 million in 2006 and $8.6 million in 2005. The increase was mainly due to higher legal fees as a result of the legal issues confronting the Company discussed under "General" above and increased salary expenses due to retention bonuses given to employees as a result of the issues surrounding the Boka Project. These increases in expenditures were partially offset by a decrease in stock-based compensation compared to prior years. All other expenditures remained fairly comparable to prior years.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The Company maintains sufficient US dollar reserves to fund foreign exploration expenditures over the short term. Foreign exchange loss was significantly higher in 2007 when compared to 2006 and 2005 due to the severe strengthening of the Canadian dollar in 2007 where it reached and surpassed par with its US counterpart.

General exploration expense relates to expenditures of a generative nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense has been increasing over the past three years due to increased general reconnaissance work being conducted in Peru and China to generate new projects, higher stock-based compensation for stock options granted to employees performing exploration activities, and in 2007 the costs of operating the Company's exploration offices increased due to retention bonuses granted to all employees.

During 2007, expenditures totalling $36.0 million were written off relating to the Boka Project in China ($33.8 million), Yunnan Gold Project in China ($860,000) and various non-core projects in China (including the Inco Joint Venture) and Peru. The costs relating to the Yunnan Gold Project were written off as a result of the joint venture partner on the project (Newmont Overseas Exploration Limited) terminating the joint venture based on the evaluation of the project area to date. During 2006, a total of $593,000 in expenditures were written off, of which $538,000 related to the Minaspata Property in Peru. In 2005, $698,000 was written off relating to the Sichuan Project in China and various non-core projects in Peru.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies and was lower in 2007, when compared to 2006, due to lower cash balances. In 2006, it was higher than in 2005 due to higher interest revenue as a result of a larger treasury.

Dilution gains of $866,000 (2006 – $6,845,000; 2005 – $414,000) were recorded mainly as a result of equity financings completed by Zincore and Superior Diamonds Inc. ("Superior") during these years. The large gain in 2006 represents a gain on dilution as a result of Zincore's initial public offering. Gains or losses on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is it required to make any payments) for such transactions.

During 2007, the Company recorded a gain of $3,346,000 on the sale of its investment in Lake Shore Gold Corp. ("Lake Shore"). The Company sold two million shares of Lake Shore for proceeds of $4.9 million. As well, the Company sold 500,000 common shares of Zincore for gross proceeds of $350,000 and recorded a gain of $212,000. In 2006, the Company sold all of its common shares of Jinshan Gold Mines Inc. ("Jinshan") and FNX Mining Co. ("FNX") and recorded gains of $1,142,000 and $1,939,000, respectively. A gain of $1,018,000 was recorded in 2005 for the partial sale of FNX shares.

During 2007, the Company recorded a loss of $1,203,000 (2006 – a gain of $68,000; 2005 – a loss of $218,000) as its equity in the operations of affiliated companies. The current year loss relates primarily to the equity in operations of Zincore ($1,116,000). The gain in 2006 relates only to the Company's share of gains recorded by Superior whereas the Company's share of gains and losses of Aurora Platinum Corp. ("Aurora") were also included in 2005. Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company. Due to the Company and Superior no longer having a director and president in common as at July 1, 2007, the Company no longer accounts for its investment in Superior using the equity method as it has determined that it no longer has significant influence.

Non-controlling interest of $434,000 represents the minority share of net losses of Zincore for the three months ended March 31, 2007. Non-controlling interest of $432,000 represents the minority share of net losses of Zincore for the two months ended December 31, 2006.

Annual Financial Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements. All dollar amounts are in Canadian dollars.

(All numbers are in thousands except per share amounts)	Years Ended December 31		
	2007	2006	2005
FINANCIAL RESULTS:			
INTEREST AND OTHER INCOME	1,721	2,333	1,346
NET LOSS	(48,988)	(1,450)	(9,540)
LOSS PER SHARE*	(1.09)	(0.03)	(0.22)
FINANCIAL POSITION:			
WORKING CAPITAL	18,497	61,591	62,024
MINERAL PROPERTIES	22,029	50,555	34,879
TOTAL ASSETS	58,507	119,926	108,174
NON-CONTROLLING INTEREST	–	10,627	–
SHARE CAPITAL	175,769	179,239	178,923
CONTRIBUTED SURPLUS	28,638	23,590	20,115
ACCUMULATED OTHER COMPREHENSIVE INCOME	958	–	–
DEFICIT	(148,435)	(95,703)	(93,340)
NUMBER OF COMMON SHARES ISSUED AND OUTSTANDING	44,923	45,854	45,934

* Loss per share is calculated based on the weighted-average number of shares outstanding.

Summary of Quarterly Financial Information (unaudited)

(All numbers are in thousands except per share amounts)	Fiscal Quarter Ended			
	4th Quarter Dec 31, 2007	3rd Quarter Sep 30, 2007	2nd Quarter Jun 30, 2007	1st Quarter Mar 31, 2007
INTEREST AND OTHER INCOME	288	368	429	636
NET LOSS	(38,421)	(5,514)	(3,990)	(1,063)
LOSS PER SHARE* – BASIC AND DILUTED	(0.86)	(0.12)	(0.09)	(0.02)

	Fiscal Quarter Ended			
	4th Quarter Dec 31, 2006	3rd Quarter Sep 30, 2006	2nd Quarter Jun 30, 2006	1st Quarter Mar 31, 2006
INTEREST AND OTHER INCOME	677	537	607	512
NET INCOME (LOSS)	6,424	(1,369)	(2,830)	(3,675)
EARNINGS (LOSS) PER SHARE* – BASIC AND DILUTED	0.14	(0.03)	(0.06)	(0.08)

* Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the quarters. The difference in the second quarters was primarily the result of the equity in the operations of Zincore. The main difference in the first quarters was due to a gain on the sale of an investment recorded in March 2007. The variation between the fourth quarters is mainly due to the write-down of the Boka Project and other mineral properties in 2007, and a large gain on dilution of the Company's investment in Zincore in 2006. In the third quarter, the variation was primarily due to larger mineral property write-offs, foreign exchange losses and legal fees.

Financial Condition, Liquidity and Capital Resources

Southwestern is not in commercial production on any of its mineral properties, and accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. Currently the Company has no long-term debt and working capital as at December 31, 2007 was $18.5 million (2006 – $61.6 million including $17.3 million from Zincore.)

The Company expended $11.7 million on net operating activities during the year ended December 31, 2007 compared with $5.9 million in 2006 and $5.2 million in 2005. The increase in 2007 relates mainly to significant legal and consulting fees, reconnaissance costs and foreign exchange losses as well as higher salaries and consulting fees due to retention payments.

The Company expended a net of $18.9 million on investing activities during 2007 compared with $15.3 million in 2006 and $9.5 million in 2005. During 2007, the Company expended $13.7 million on mineral properties in Peru and China, including $8.2 million on the Boka Project and $2.4 million on the Liam Project The Company received proceeds of $11.0 million from the maturity of a short-term investment and the sale of Lake Shore and Zincore common shares. The Company also had a decrease in cash of $15.4 million due to the deconsolidation of Zincore which led to the commencement of equity accounting for its investment. During 2006, the Company expended $16.1 million on mineral property and related deferred costs in Peru and China. The majority of these expenditures were incurred on the prefeasibility and drilling program at the Boka Project in China. A total of $5.8 million was expended on acquisition of short-term investments which have a term to maturity of six months and a further $583,000 on capital and other assets. The Company also received proceeds of approximately $7.2 million from the sale of Jinshan and FNX shares. During 2005, the Company expended $14.9 million on mineral property and related deferred costs in Peru and China. A total of $1.9 million was expended on acquisition of shares in Superior ($400,000) and Lake Shore ($1.5 million) and a further $200,000 on capital assets. The Company also received proceeds of approximately $3.0 million from the sale of FNX shares.

The carrying value of mineral properties decreased by $28.5 million as a result of exploration expenditures of $13.3 million which were offset by $36.0 million in mineral property write-offs and a $5.8 million reduction due to the deconsolidation of Zincore.

In August 2006, the Company received regulatory approval of its normal course issuer bid pursuant to which the Company could acquire up to two million of its own common shares until August 28, 2007. During 2007, the Company purchased 930,600 of its own common shares for costs totalling $7.2 million pursuant to its normal course issuer bid. During the same period, all of these common shares, as well as 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $3.7 million being recorded as a charge to deficit. During 2006 the Company purchased 366,900 shares for total consideration of $3,342,000. Of the shares purchased, 325,700 were cancelled, resulting in a loss of $1,735,000 of which $912,500 flowed to the Consolidated Statements of Loss and Deficit and the difference recorded in contributed surplus. The Company also cancelled 80,000 common shares it had acquired pursuant to its previous normal course issuer bid and recorded a loss of $466,944 in March 2006.

Due to the adoption of new accounting standards (see "Critical Accounting Policies and Estimates") effective January 1, 2007, the Company now measures assets classified as available-for-sale at fair value and includes resulting unrealized gains and losses on a new Consolidated Statement of Comprehensive Loss. A total of $865,000 was recorded as unrealized losses on available-for-sale investments in 2007. The accumulated other comprehensive loss of $958,000 reported on the Consolidated Balance Sheets includes an adjustment for cumulative unrealized gains on available-for-sale investments at January 1, 2007 of $3.4 million, which is reduced by a realized portion of $1.6 million relating to the sale of Lake Shore common shares and an unrealized loss of $865,000 as noted above.

As at December 31, 2007 the Company's significantly influenced and other investments had a carrying value of $14.7 million (2006 - $4.4 million) and a market value of $19.9 million (2006 - $9.0 million). The market value of the Company's interest in Zincore at December 31, 2006 was $34 million but was not included in the numbers above as it was consolidated at the time. Zincore's market value is included in the numbers relating to 2007.

In February 2008, the Company sold 4,089,378 common shares of Superior for gross proceeds of $1,231,194. As a result of this transaction the Company's interest in Superior was reduced to 6.5% from 12.9%.

The Company has commitments totalling $1,035,504 over three years (2008 - $376,547; 2009 - $376,547; 2010 - $282,410) pertaining to leasehold obligations of Southwestern. As well, the Company has employee retention payment obligations of $670,667 in 2008. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

In management's view, the Company has sufficient working capital in the near term to fund planned exploration work and ongoing operating expenditures. The Company is dependent on equity capital to fund exploration and development of its mineral properties over the longer term. Actual funding requirements may vary from those planned due to a number of factors, including the timing and progress of exploration activities and ongoing litigation the Company is involved in. Management may seek joint venture partners, where appropriate, in order to minimize the dependence on equity capital.

Outstanding Share Capital

As at March 17, 2008 there were 44,923,000 common shares issued and outstanding and 3,617,000 stock options outstanding, none of which are currently exercisable. The stock options outstanding have an exercise price of $0.65 and 25% vests after June 11, 2008, 25% after December 11, 2008, and 50% after December 11, 2009.

Critical Accounting Policies and Estimates

Mineral properties and related exploration and development costs are recorded at cost on a property-by-property basis. Costs incurred for general exploration that are not project specific or do not result in the acquisition of mineral properties are charged to operations. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amounts as appropriate. If an impairment is determined to exist, the mineral property will be written down to its net realizable value. The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management's estimates and may result in future write-downs of capitalized mineral property carrying values.

Effective as of January 1, 2007 the Company has adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation, CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3865, Hedges, and CICA Handbook Section 3251, Equity. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

In accordance with CICA Handbook Section 3855, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the Consolidated Statements of Loss and Deficit. Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued charges are classified as other liabilities, which are measured at amortized cost. The Company has classified its investments in public companies (other than those that the Company has significant influence in) as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investment is sold. Previously, investments in these public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy results in a $3,428,000 increase in the carrying value of investments in public companies as at January 1, 2007, representing the cumulative unrealized gain at that time (see Note 10F).

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with CICA Handbook Section 1530, the Company now reports a Consolidated Statement of Comprehensive Loss and a new category, accumulated other comprehensive income, in the shareholders' equity section of the Consolidated Balance Sheets. The components of this new category includes unrealized gains and losses on financial assets classified as available-for-sale.

CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet transactions.

Related Party Transactions

During the years ended December 31, 2007, 2006 and 2005, the Company paid remuneration for services rendered to directors and to companies controlled by officers who are also directors. The Company also received management fees, which are recorded as other income from Superior, Lake Shore and Zincore. These are companies which are related by way of directors in common and/or by way of a management services agreement. Details of these payments are as follows:

	2007	2006	2005
REMUNERATION PAID TO OFFICERS / DIRECTORS	$ 936	$ 756	$ 515
MANAGEMENT FEES RECEIVED	$ 259	$ 72	$ 117

There was also an amount of $39,752 (2006 - $5,669) due to Southwestern from the above mentioned companies at December 31, 2007. All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

Fourth Quarter

The Company recorded a consolidated net loss for the fourth quarter of 2007 totalling $38.4 million or $0.86 per share compared with a net earnings of $6.4 million or $0.14 per share for the same period in 2006. The loss in 2007 was mainly due to the write-down of the Boka Project, higher legal fees, retention bonuses for consultants and employees, foreign exchange losses and lower interest income when compared to the same period in 2006. The gain in 2006 was the result of a gain of $1.1 million and $0.6 million on the disposition of FNX and Jinshan shares respectively and a gain on dilution of $6.4 million on the issuance of shares by affiliated companies, the majority of which relates to Zincore. These gains were partially offset by higher consulting fees and general exploration expenditures.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, exploration advances and other receivables, short-term investments, investments, accounts payable and accrued charges. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Future Changes in Accounting Policies

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation. Section 1400 has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. Management shall make an assessment of an entity's ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Earlier adoption is encouraged. The adoption of this standard will have no impact on the Company's operating results or financial position and management is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company's financial statements.

In December 2006, the CICA issued Section 1535, Capital Disclosures. The main features of the new section are as follows:

- Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;
- A requirement for an entity to disclose quantitative data about what it regards as capital; and
- A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The adoption of this standard will have no impact on the Company's operating results or financial position and management is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company's financial statements.

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation. Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments - Disclosures and Presentation and requires entities to provide disclosures in their consolidated financial statements that enable users to evaluate the significance of financial instruments on the entity's consolidated financial position and performance, and the nature and extent of risks arising from financial instruments and non-financial derivatives. Section 3863 carries forward unchanged the presentation requirements for financial instruments Section 3861. Sections 3862 and 3863 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007.

Corporate Governance

The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of four individuals, three of whom are neither officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of three directors who are independent of management. Two of the three Audit Committee members are professional accountants.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Controls and Procedures

As required by Multilateral Instrument 52-109, management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company, and internal control over financial reporting to provide reasonable assurance regarding the integrity of the Company's financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure and Stock Trading Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information. The Company has also undertaken the task of evaluating the effectiveness of internal control over financial reporting and disclosure controls and procedures in order to comply with certification requirements of Sections 404 and 302 of the Sarbanes-Oxley Act.

The Company's management, with the participation and under the supervision of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis, and have designed internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting.

An evaluation of the effectiveness of the Company's disclosure controls and procedures was conducted as of December 31, 2007. Based upon the results of that evaluation, the Company's CEO and CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in providing reasonable assurance that the material information relating to the Company was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods. The Company's management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's management has concluded that the Company's internal control over financial reporting as at December 31, 2007 was effective as of such date. The current year financial statements also includes an attestation report of the Company's independent registered chartered accountants regarding internal control over financial reporting.

On July 19, 2007, the Company announced it had determined that there were deficiencies in its control procedures for its Boka Project. See discussion under "General". The Company has enhanced how certain procedures are affected by implementing additional safeguards including those relating to data compilation procedures. The Company is continuing to monitor and review the execution of its controls and procedures.

Risks and Uncertainties

The Company is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties. The continued assessment of the Boka Project could result in a further write-down, termination of exploration and development work or loss of the Company's interest in its Boka Project. If any of the foregoing were to occur, this would have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is named as a defendant in several class action lawsuits filed by certain shareholders of the Company. The Company cannot assure that it will succeed in defending any claims, that judgments will not be entered against it with respect to any litigation or that reserves the Company may set aside will be adequate to cover any such judgments. If any of these actions or proceedings against the Company is successful, the Company may be subject to significant damages awards. The Company is incurring significant legal expenses defending these lawsuits. Additionally, the defence of these claims could divert the attention of the Company's management and other personnel for significant periods of time.

As a result of the Company withdrawing all its previously announced results for the Boka Project, the Company has been the subject of continuing negative publicity. This negative publicity may have an effect on the terms under which some joint venture partners will be willing to do business with the Company and could affect the Company's financial performance or financial condition. The Company also believes that many of its employees are operating under stressful conditions, which weaken morale and could lead to increased employee turnover. Continuing negative publicity could have a material adverse effect on the Company's business, the market price of its publicly traded shares, and its ability to raise capital.

The specifics of the Company's other risks are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

Outlook

The Company's business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage management's knowledge and technical expertise through joint venture agreements with major mining companies. Southwestern has been successful in developing highly prospective exploration projects in emerging countries. The Company will continue to focus the majority of its exploration activities in Peru and to seek opportunities to form additional joint ventures in order to reduce shareholder risk.

In 2008, the Company will explore all opportunities to enhance shareholder value relating to the Boka Project, as well as exploring for new opportunities in China. In Peru, the Company and its partners are planning a significant amount of drilling on a number of properties such as Numa, Pacapausa and Millo-Azucar as well as doing further study on the less advanced properties in the Company's portfolio to evaluate the best course of action to advance them.

The Company will work to resolve its legal issues while at the same time focusing on its core business strength of exploration.

Additional Information

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2007 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer, the Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(a) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

(c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's management has concluded that the Company's internal controls over financial reporting as at December 31, 2007 was effective as of such date.



TIMO JAURISTO

Interim President and CEO,
VP Corporate Development and Director



GIOVANNI SUSIN

VP Finance and Chief Financial Officer

March 17, 2008

Report of Independent Registered Chartered Accountants

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SOUTHWESTERN RESOURCES CORP.

We have audited the internal control over financial reporting of Southwestern Resources Corp. and subsidiaries (the "Company") as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 17, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles and conditions and events that raise substantial doubt on the Company's ability to continue as a going concern.



INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Vancouver, Canada
March 17, 2008

Report of Independent Registered Chartered Accountants

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SOUTHWESTERN RESOURCES CORP.

We have audited the accompanying consolidated balance sheets of Southwestern Resources Corp. and subsidiaries (the "Company") as at December 31, 2007 and 2006, and the related consolidated statements of loss and deficit, comprehensive loss, and cashflows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2007, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements for the years ended December 31, 2006 and 2005, we conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Southwestern Resources Corp. and subsidiaries as at December 31, 2007 and 2006, and the results of their operations and their cashflows for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.



INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Vancouver, Canada
March 17, 2008

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the consolidated financial statements. The standards of the Public Company Accounting Oversight Board (United States) also require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that raise substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders dated March 17, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or permit a reference to such conditions and events in the auditors' report when these matters are properly accounted for and adequately disclosed in the financial statements.



INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Vancouver, Canada
March 17, 2008

Consolidated Balance Sheets

Expressed in thousands of Canadian dollars, except per share amounts

As at December 31	2007	2006
ASSETS		
CURRENT		
CASH AND CASH EQUIVALENTS (NOTE 4)	$ 19,680	$ 57,688
SHORT-TERM INVESTMENT (NOTE 5)	–	5,784
PREPAIDS, ADVANCES AND OTHER RECEIVABLES	394	292
	20,074	63,764
OTHER ASSETS	–	75
EXPLORATION ADVANCES AND OTHER RECEIVABLES	780	160
PROPERTY, PLANT AND EQUIPMENT (NOTE 6)	913	968
MINERAL PROPERTIES (NOTE 7)	22,029	50,555
INVESTMENTS (NOTE 8A)	14,711	4,404
	$ 58,507	$ 119,926
LIABILITIES		
CURRENT		
ACCOUNTS PAYABLE	$ 40	$ 80
ACCRUED CHARGES	1,537	2,093
	1,577	2,173
NON-CONTROLLING INTEREST (NOTE 16)	–	10,627
NATURE AND CONTINUANCE OF OPERATIONS AND CONTINGENCIES (NOTE 1)		
COMMITMENTS (NOTE 15)		
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (NOTE 10B)		
AUTHORIZED		
UNLIMITED		
ISSUED		
44,923,000 SHARES (2006 – 45,854,000)	175,769	179,239
CONTRIBUTED SURPLUS (NOTE 10E)	28,638	23,590
ACCUMULATED OTHER COMPREHENSIVE INCOME (NOTE 10F)	958	–
DEFICIT	(148,435)	(95,703)
	56,930	107,126
	$ 58,507	$ 119,926

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD



TIMO JAURISTO



DAVID BLACK

Consolidated Statements of Loss and Deficit

Expressed in thousands of Canadian dollars, except per share amounts

For the years ended December 31	Cumulative from Inception to December 31, 2007	2007	2006	2005
EXPENSES				
GENERAL AND ADMINISTRATIVE (NOTE 13)	$ 67,135	$ 9,810	$ 9,453	$ 8,558
GENERAL EXPLORATION	27,432	6,674	3,828	2,886
MINERAL PROPERTY COSTS WRITTEN OFF (NOTE 7B, C)	73,937	35,961	593	698
FOREIGN EXCHANGE LOSS	661	1,878	287	566
AMORTIZATION	942	51	51	37
LOSS BEFORE UNDERNOTED ITEMS	(170,107)	(54,374)	(14,212)	(12,745)
INTEREST AND OTHER INCOME	19,143	1,721	2,333	1,346
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES (NOTE 8B)	13,308	866	6,845	414
GAIN ON SALE OF INVESTMENTS (NOTE 8A)	7,805	3,558	3,081	1,018
(LOSS) GAIN ON DISPOSITION OF PROPERTY, PLANT, AND EQUIPMENT	(97)	10	3	5
WRITE-DOWN OF INVESTMENTS	(4,596)	-	-	-
GAIN ON DISPOSITION OF MINERAL PROPERTIES	640	-	-	640
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES (NOTE 8B)	(8,007)	(1,203)	68	(218)
NET LOSS BEFORE NON-CONTROLLING INTEREST	(141,911)	(49,422)	(1,882)	(9,540)
NON-CONTROLLING INTEREST (NOTE 16)	866	434	432	-
NET LOSS FOR THE YEAR	(141,045)	(48,988)	(1,450)	(9,540)
DEFICIT AT BEGINNING OF YEAR	-	(95,703)	(93,340)	(83,800)
LOSS ON REPURCHASE AND CANCELLATION OF OWN SHARES (NOTE 10B)	(7,390)	(3,744)	(913)	-
DEFICIT AT END OF YEAR	$ (148,435)	$ (148,435)	$ (95,703)	$ (93,340)
LOSS PER SHARE - BASIC AND DILUTED		$ (1.09)	$ (0.03)	$ (0.22)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING		45,144	46,070	43,633

See accompanying notes to consolidated financial statements

Consolidated Statements of Comprehensive Loss

Expressed in thousands of Canadian dollars, except per share amounts

	Cumulative from Inception to December 31, 2007	2007	2006	2005
NET LOSS FOR THE PERIOD	$ (141,045)	$ (48,988)	$ (1,450)	$ (9,540)
OTHER COMPREHENSIVE LOSS:				
REALIZED GAIN ON AVAILABLE-FOR-SALE INVESTMENTS (NOTE 10F)	(1,605)	(1,605)	-	-
UNREALIZED LOSS ON AVAILABLE-FOR-SALE INVESTMENTS (NOTE 10F)	(865)	(865)	-	-
COMPREHENSIVE LOSS FOR THE PERIOD	$ (143,515)	$ (51,458)	$ (1,450)	$ (9,540)

See accompanying notes to consolidated financial statements

Consolidated Statements of Cashflows

Expressed in thousands of Canadian dollars, except per share amounts

For the years ended December 31	Cumulative from Inception to December 31, 2007	2007	2006	2005
OPERATING ACTIVITIES				
NET LOSS FOR THE YEAR	$ (141,045)	$ (48,988)	$ (1,450)	$ (9,540)
ITEMS NOT INVOLVING CASH				
AMORTIZATION	942	51	51	37
MINERAL PROPERTY COSTS WRITTEN OFF	73,937	35,961	593	698
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	(13,308)	(866)	(6,845)	(414)
GAIN ON SALE OF INVESTMENTS	(7,830)	(3,558)	(3,081)	(1,018)
LOSS (GAIN) ON DISPOSITION OF PROPERTY, PLANT AND EQUIPMENT	97	(10)	(3)	(5)
WRITE-DOWN OF INVESTMENTS	4,596	-	-	-
NON-CONTROLLING INTEREST	(866)	(434)	(432)	-
GAIN ON DISPOSITION OF MINERAL PROPERTIES	(640)	-	-	(640)
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	8,007	1,203	(68)	218
STOCK-BASED COMPENSATION (NOTE 10D)	29,230	4,917	5,288	5,435
	(46,880)	(11,724)	(5,947)	(5,229)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS				
(INCREASE) DECREASE IN PREPAIDS, ADVANCES AND OTHER RECEIVABLES	(792)	(231)	(169)	62
INCREASE IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	640	95	166	13
CASH USED IN OPERATING ACTIVITIES	(47,032)	(11,860)	(5,950)	(5,154)
INVESTING ACTIVITIES				
DISPOSITION (ACQUISITION) OF SHORT-TERM INVESTMENTS	-	5,784	(5,784)	-
ACQUISITION OF INVESTMENTS	(11,898)	(517)	-	(1,915)
PROCEEDS ON DISPOSITION OF INVESTMENTS	15,538	5,209	7,239	2,970
DECREASE IN CASH DUE TO CHANGE IN ACCOUNTING FOR INVESTMENT IN AFFILIATED COMPANIES	(18,734)	(15,378)	-	-
MINERAL PROPERTY EXPENDITURES	(113,679)	(13,701)	(16,128)	(14,898)
PROCEEDS ON DISPOSITION OF MINERAL PROPERTY	4,539	-	-	4,539
ADDITIONS TO OTHER ASSETS	(75)	-	(75)	-
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(4,282)	(331)	(508)	(203)
CASH USED IN INVESTING ACTIVITIES	(128,591)	(18,934)	(15,256)	(9,507)
FINANCING ACTIVITIES				
SHARES ISSUED	183,974	-	1,147	30,129
SHARES PURCHASED	(24,770)	(7,214)	(3,342)	(778)
SHARES RESOLD	8,694	-	-	-
PROCEEDS ON SHARES ISSUED BY SUBSIDIARY	27,605	-	17,280	-
NOTE RECEIVABLE	(200)	-	-	-
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	195,303	(7,214)	15,085	29,351
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	19,680	(38,008)	(6,121)	14,690
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	-	57,688	63,809	49,119
CASH AND CASH EQUIVALENTS END OF YEAR	$ 19,680	$ 19,680	$ 57,688	$ 63,809
CASH AND CASH EQUIVALENTS CONSIST OF:				
CASH		$ 6,381	$ 54,842	$ 60,963
SHORT-TERM INVESTMENTS		13,299	2,846	2,846
		$ 19,680	$ 57,688	$ 63,809

Supplemental Cash Flow Information (note 14)

Notes to Consolidated Financial Statements

December 31, 2007 and 2006

(All tabular amounts are in thousands of Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS AND CONTINGENCIES

Southwestern Resources Corp. ("Southwestern" or the "Company") is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially those with the potential to host gold, silver and base metals, primarily in China and Peru. Operations are conducted either directly or through agreements with third parties. The Company has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized as mineral properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition.

On July 19, 2007, the Company disclosed that its special committee of independent directors (the "Committee") had determined that there were deficiencies in the Company's control procedures at the Boka Project which resulted in errors in previously reported assay results. Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised. As a consequence, the Company withdrew all of its previously announced results for the Boka Project and has initiated a detailed review. A new Technical Report for the project was filed on SEDAR on November 9, 2007 and included a completed Inferred Mineral Resource estimate based on composited drill hole assay data from the reconstructed and validated assay database for the project. The Report also indicated that the exploration concessions and mining licences that make up the Boka Project were in good standing.

As at December 31, 2007, the Boka Project is recorded at a carrying value of $10.0 million. The Company considered the carrying value of the Boka Project as at December 31, 2007 in accordance with Canadian generally accepted accounting principles and determined that an impairment had occurred, resulting in a write-down of $33.8 million to its current carrying value to reflect management's current estimate of its fair value as at the date of these financial statements. The Company can provide no assurance that the continued assessment of and further work on the Boka Project will not result in an additional impairment charge in the future. The future prospects of the Boka Project are contingent and uncertain.

The Company and John Paterson have been named in three class-action lawsuits in British Columbia, Ontario and Quebec where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented the quantity of gold in its drill samples taken from the Boka Project. The Company intends to vigorously defend itself against such claims. The consolidated financial statements as at December 31, 2007 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending such claims as the amount of the potential liability is not determinable as of the date of these financial statements.

In August 2007, the Company announced that it had commenced legal action in the Supreme Court of British Columbia against John Paterson, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover all damages and losses caused to the Company.

The Company's continuing operations are dependent upon its ability to either secure additional equity capital or generate cashflow from operations in the future, which is not assured. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary, should the Company be unable to secure additional equity capital or generate cash from operations in the future.

2. CHANGE IN ACCOUNTING POLICIES

Effective as of January 1, 2007 the Company has adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation, CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3865, Hedges, and CICA Handbook Section 3251, Equity. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

In accordance with CICA Handbook Section 3855, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the Statements of Loss and Deficit. Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued charges are classified as other liabilities, which are measured at amortized cost. The Company has classified its investments in public companies (other than those that the Company has significant influence in) as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investment is sold. Previously, investments in these public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy results in a $3,428,000 increase in the carrying value of investments in public companies as at January 1, 2007, representing the cumulative unrealized gain at that time (see Note 10F).

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with CICA Handbook Section 1530, the Company now reports a Consolidated Statements of Comprehensive Loss and a new category, accumulated other comprehensive income, in the shareholders' equity section of the Consolidated Balance Sheets. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated other comprehensive income for the year ended December 31, 2007 are disclosed in Note 10F.

3. SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION

The consolidated financial statements are prepared based upon Canadian generally accepted accounting principles. Information with respect to generally accepted accounting principles in the United States is provided in Note 17.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, "Consolidation of Variable Interest Entities" ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. The Company has determined that it does not have any VIEs which require to be consolidated. All intercompany balances and transactions have been eliminated upon consolidation.

B) MEASUREMENT UNCERTAINTY

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates where management's judgment is applied include asset valuations, income taxes, contingent liabilities and stock-based compensation. Actual results may differ from those estimates.

C) FINANCIAL INSTRUMENTS

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), available-for-sale (assets), loans and receivables, held-to-maturity (assets) and other financial liabilities. All financial instruments are measured at fair value on initial recognition.

D) CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

E) SHORT-TERM INVESTMENTS

Short-term investments include those short-term money market instruments which, on acquisition, have a term to maturity of 90 days but less than one year.

F) MINERAL PROPERTIES

Mineral properties and related exploration and development costs are recorded at cost on a property-by-property basis. Costs incurred for general exploration that are not project specific or do not result in the acquisition of mineral properties are charged to operations. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amounts as appropriate. If an impairment is determined to exist, the mineral property will be written down to its net realizable value. The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves and the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management's estimates and may result in future write-downs of capitalized mineral property interest carrying values.

G) JOINT VENTURES

The Company holds a significant portion of its interests in mineral properties through joint venture agreements. Currently the Company does not conduct its operating activities through these joint venture arrangements.

H) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost. Amortization is computed using the declining-balance method based on annual rates as follows:

Office and other equipment	20%
Computer equipment	30%
Leasehold improvements	straight-line over 6 years
Vehicles	30%

I) ASSET RETIREMENT OBLIGATION

The Company follows the CICA Handbook Section 3110, Asset Retirement Obligations which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value. Management has determined that it has no asset retirement obligations at this time.

J) FUTURE INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

K) FOREIGN CURRENCY TRANSLATION

All foreign currencies are translated into Canadian dollars using weighted-average rates for the year for items included in the Consolidated Statements of Loss and Deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the Consolidated Balance Sheets. Translation gains or losses are included in the determination of income.

L) STOCK OPTIONS

The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

M) LOSS PER SHARE

Basic loss per share is computed by dividing net loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted loss per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the treasury stock method. In all periods presented, fully diluted loss per share is not presented, as it is anti-dilutive.

N) COMPARATIVE FIGURES

As described below, certain of the prior year's figures have been reclassified to conform to the current year presentation.

The Company previously presented stock-based compensation expense as a separate line item within the expenses section of the Statements of Loss and Deficit. For the year ended December 31, 2007 the Company now presents stock based compensation expense within the same financial statement line items as the cash compensation paid (Note 10D) and has reclassified the prior year figures to conform to this presentation.

O) RECENT ACCOUNTING PRONOUNCEMENTS

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation. Section 1400 has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. Management shall make an assessment of an entity's ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Earlier adoption is encouraged. The adoption of this standard will have no impact on the Company's operating results or financial position and management expects that there will not be a material impact on the Company's financial statement disclosure.

In December 2006, the CICA issued Section 1535, Capital Disclosures. The main features of the new Section are as follows:

- Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;
- A requirement for an entity to disclose quantitative data about what it regards as capital; and
- A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The adoption of this standard will have no impact on the Company's operating results or financial position and management is currently in the process of evaluating the impact that these additional disclosure standards will have on the Company's financial statements.

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation. Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments - Disclosures and Presentation and requires entities to provide disclosures in their consolidated financial statements that enable users to evaluate the significance of financial instruments on the entity's consolidated financial position and performance, and the nature and extent of risks arising from financial instruments and non-financial derivatives. Section 3863 carries forward unchanged the presentation requirements for financial instruments of Section 3861. Sections 3862 and 3863 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents of $19.7 million (2006 – $57.7 million) consist of money market instruments with credit ratings which expose the Company to minimal credit risk.

5. SHORT-TERM INVESTMENT

As at December 31, 2007, the Company had no short-term investments. As at December 31, 2006, the Company had a short-term investment at a cost of US$4,963,322 (CDN $5,783,759), maturing on March 27, 2007, and yielding an interest rate of 5.20%.

6. PROPERTY, PLANT AND EQUIPMENT

	As at December 31, 2007		
	Cost	Accumulated Amortization	Net Book Value
OFFICE AND OTHER EQUIPMENT	$ 1,013	$ 675	$ 338
COMPUTER EQUIPMENT	1,094	793	301
VEHICLES	803	529	274
	$ 2,910	$ 1,997	$ 913

	As at December 31, 2006		
	Cost	Accumulated Amortization	Net Book Value
OFFICE AND OTHER EQUIPMENT	$ 931	$ 616	$ 315
COMPUTER EQUIPMENT	945	714	231
VEHICLES	962	540	422
	$ 2,838	$ 1,870	$ 968

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $198,973 (2006 – $201,979).

7. MINERAL PROPERTIES

A)

	December 31, 2007	December 31, 2006
CHINA		
BOKA	$ 10,000	$ 35,967
YUNNAN GOLD	-	857
OTHER	-	586
TOTAL CHINA	10,000	37,410
PERU		
LIAM	7,533	5,138
ACCHA-YANQUE	-	3,108
BAMBAS WEST	-	738
BAMBAS COPPER	1,224	974
ANTAY	708	960
PACAPAUSA	272	262
OTHER	2,292	1,965
TOTAL PERU	12,029	13,145
TOTAL	$ 22,029	$ 50,555

B) For the year ended December 31, 2007, the significant expenditures were as follows:

	Boka	Liam	Accha-Yanque	Other	Total
BALANCE, BEGINNING OF YEAR	$ 35,967	$ 5,138	$ 3,108	$ 6,342	$ 50,555
PROPERTY ACQUISITION AND MAINTENANCE	276	221	1	229	727
ANALYTICAL	350	45	55	50	500
GEOPHYSICS	-	55	-	99	154
GEOLOGY	3,654	1,168	666	206	5,694
DRILLING	3,154	837	981	307	5,279
RESEARCH	44	36	15	15	110
PROJECT ADMINISTRATION	384	33	132	196	745
PROPERTY COSTS WRITTEN OFF	(33,829)	-	-	(2,132)	(35,961)
DECONSOLIDATION OF ZINCORE	-	-	(4,958)	(816)	(5,774)
BALANCE, END OF YEAR	$ 10,000	$ 7,533	$ -	$ 4,496	$ 22,029

For the year ended December 31, 2006, the significant expenditures were as follows:

	Boka	Liam	Accha-Yanque	Other	Total
BALANCE, BEGINNING OF YEAR	$ 25,596	$ 3,194	$ 1,256	$ 4,833	$ 34,879
PROPERTY ACQUISITION AND MAINTENANCE	17	361	200	534	1,112
ANALYTICAL	346	56	94	135	631
GEOPHYSICS	21	33	-	46	100
GEOLOGY	3,718	1,341	1,152	1,524	7,735
DRILLING	5,820	111	279	28	6,238
RESEARCH	26	15	46	22	109
PROJECT ADMINISTRATION	423	27	81	4	535
PROPERTY COSTS WRITTEN OFF	-	-	-	(593)	(593)
COST RECOVERY	-	-	-	(191)	(191)
BALANCE, END OF YEAR	$ 35,967	$ 5,138	$ 3,108	$ 6,342	$ 50,555

C) The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

CHINA

See Note 1 for description of Boka Project.

PERU

The Liam Project is an option agreement with Newmont Peru Limited ("Newmont"). Under the terms of the Liam Regional Venture Agreement, both Newmont and Southwestern each have a 50% working interest and will each contribute 50% of the exploration funding. Newmont can earn a 70% interest in those portions of the project that it advances to a bankable feasibility study by funding 100% of the costs to place those deposits into commercial production.

The Pacapausa Project is subject to an option agreement with Minera Oro Vega S.A.C. ("Oro Vega"), the Peruvian subsidiary of International Minerals Corporation, under which Oro Vega can earn a 70% interest in the project by meeting certain work commitments, completing a feasibility study, and financing the project into production. Oro Vega has fulfilled the requirements to exercise the first option and Oro Vega and Southwestern formed a new 50/50 company to hold the property. Oro Vega has the option to earn up to 70% interest in the project by meeting additional work commitments.

The Antay Project is 100% owned by Southwestern since the option agreement with Anglo American Exploration Peru S.A. ("Anglo") was terminated in July 2007, due to unsuccessful efforts to secure a community access agreement to the Sayta porphyry prospect, which is situated in the northern section of the project. After the termination of the agreement with Anglo, Southwestern has been successful in its discussions with the local community and access has subsequently been granted.

MINERAL PROPERTY WRITE-OFFS

During the year ended December 31, 2007, expenditures totalling $36.0 million were written off relating to the Boka Project in China ($33.8 million) as explained in Note 1, the Yunnan Gold Project in China ($860,000) and various non-core projects in Peru and China. The costs relating to the Yunnan Gold Project were written off as a result of the joint venture partner on the project (Newmont Overseas Exploration Limited) terminating the joint venture based on the evaluation of the project area to date.

During the year ended December 31, 2006, expenditures totalling $593,000 were written off, of which $538,000 related to the Minaspata property in Peru, and the remaining amount relating to various non-core projects.

8. INVESTMENTS

A)

		December 31, 2007	
	Ownership %	Carrying Value	Quoted Market Value
ZINCORE METALS INC. – SIGNIFICANTLY INFLUENCED AFFILIATE	48.2	$ 9,858	$ 15,049
OTHER INVESTMENTS	–	4,853	4,853
		$ 14,711	$ 19,902

		December 31, 2006	
	Ownership %	Carrying Value	Quoted Market Value
SUPERIOR DIAMONDS INC. – SIGNIFICANTLY INFLUENCED AFFILIATE	14.8	$ 1,919	$ 3,082
OTHER INVESTMENTS	–	2,485	5,913
		$ 4,404	$ 8,995

In April 2007, the Company sold 500,000 common shares of Zincore Metals Inc. ("Zincore") for gross proceeds of $350,000 and recorded a gain of $212,000. This sale caused the Company's interest in Zincore to be reduced from 50.4% to 49.7%. As a result of the reduction of the Company's interest and resulting loss of control, the assets and liabilities of Zincore were no longer consolidated in the Company's balance sheet effective April 1, 2007. The assets and liabilities of Zincore excluded from consolidation and the investment carrying value as at December 31, 2007 are detailed as follows:

CASH	$ 15,378
EXPLORATION ADVANCES AND OTHER RECEIVABLES	171
OTHER ASSETS	75
PROPERTY, PLANT AND EQUIPMENT	146
MINERAL PROPERTIES	5,774
	21,544
ACCOUNTS PAYABLE AND ACCRUED CHARGES	(662)
NON-CONTROLLING INTEREST	(10,360)
INVESTMENT AS AT APRIL 1, 2007	10,522
SALE OF SHARES	(136)
EQUITY IN LOSS (APRIL 1, 2007 TO DECEMBER 31, 2007)	(1,116)
STOCK-BASED COMPENSATION	298
GAIN ON DILUTION	290
INVESTMENT AS AT DECEMBER 31, 2007	$ 9,858

During the year ended December 31, 2007, the Company sold all of its common shares of Lake Shore Gold Corp. ("Lake Shore") and recorded a gain of $3,346,000. As well, during the same period the Company purchased 1,361,000 common shares of Superior Diamonds Inc. ("Superior") at a cost of $517,000. Due to the Company and Superior no longer having a director and president in common as at July 1, 2007, the Company no longer accounts for its investment in Superior using the equity method as it has determined that it no longer has significant influence. The Company now classifies its investment in Superior as available-for-sale and records the changes in market price in comprehensive loss.

In February 2008, the Company sold 4,089,378 common shares of Superior for gross proceeds of $1,231,194. As a result of this transaction the Company's interest in Superior was reduced to 6.5% from 12.9%.

On March 31, 2006, an agreement was reached between the Company and Superior Diamonds Inc. ("Superior") to convert a $200,000 long-term note receivable from Superior into 444,444 common shares of Superior at a price of $0.45 per share.

During the year ended December 31, 2006, the Company sold all of its 1,017,222 common shares of Jinshan Gold Mines Inc. and recorded a gain of $1,142,000. Also during 2006 the Company sold all of its remaining shares of FNX Mining Co. ("FNX") totalling 419,509 (2005 – 224,626) common shares and recorded a gain of $1,939,000 (2005 – $1,018,000).

B) Details of gains on shares issued by, and equity in operations of, affiliated companies for the years ended 2007, 2006 and 2005 are as follows:

	For the Year Ended December 31, 2007		For the Year Ended December 31, 2006		For the Year Ended December 31, 2005	
	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)	Gain on shares issued by affiliated companies (i)	Equity in operations of affiliated companies (ii)
ZINCORE METALS INC.	$ 290	$ (1,116)	$ 6,436	$ –	$ –	$ –
SUPERIOR DIAMONDS INC.	576	(87)	409	68	414	(191)
AURORA PLATINUM CORP.	–	–	–	–	–	(27)
	$ 866	$ (1,203)	$ 6,845	$ 68	$ 414	$ (218)

(i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled entity is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

(ii) Equity in operations of affiliated companies represents the Company's share of the net earnings or losses for the reporting period in a significantly influenced company.

9. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2007	2006	2005
CANADIAN STATUTORY FEDERAL INCOME TAX RATE	34%	34%	35%
RECOVERY OF INCOME TAXES COMPUTED AT STATUTORY RATES	$ 16,715	$ 527	$ 3,339
EFFECT OF LOWER TAX RATES OF FOREIGN JURISDICTIONS	(2,167)	(1,025)	(1,587)
EFFECT OF DIFFERENCE BETWEEN CURRENT RATE AND RATE APPLIED TO MEASURE FUTURE TAX ASSETS	(3,500)	–	–
NON-DEDUCTIBLE EXPENSES	(1,385)	(1,770)	(1,894)
NON-TAXABLE PORTION OF CAPITAL TRANSACTIONS	303	1,753	108
CHANGE IN VALUATION ALLOWANCE	(9,966)	515	34
INCOME TAX PROVISION	$ –	$ –	$ –

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2007	2006
OPERATING LOSS CARRY FORWARDS	$ 4,990	$ 5,854
TAX VALUE OF ASSETS IN EXCESS OF CARRYING VALUE	10,935	2,439
	15,925	8,293
LESS: VALUATION ALLOWANCE	(15,925)	(8,293)
NET FUTURE INCOME TAX LIABILITY	$ –	$ –

At December 31, 2007 the Company had the following loss carry forwards available for tax purposes:

Country	Amount	Expiry
CANADA	$ 16,298	2008 - 2027
PERU	$ 282	2008 - 2011
MAURITIUS	$ 478	none

10. SHARE CAPITAL

A) AUTHORIZED: UNLIMITED COMMON SHARES WITHOUT PAR VALUE.

B) ISSUED AND OUTSTANDING:

For the year ended December 31, 2007

	Number of Shares Issued (000's)	Amount	Treasury Shares (000's)	Amount	Number of Shares Outstanding (000's)	Amount
BEGINNING OF YEAR	45,895	$ 179,571	41	$ 332	45,854	$ 179,239
SHARES PURCHASED	-	-	931	7,214	(931)	(7,214)
CANCELLED SHARES	(972)	(3,802)	(972)	(7,546)	-	3,744
END OF YEAR	44,923	$ 175,769	-	$ -	44,923	$ 175,769

For the year ended December 31, 2006

	Number of Shares Issued (000's)	Amount	Treasury Shares (000's)	Amount	Number of Shares Outstanding (000's)	Amount
BEGINNING OF YEAR	46,014	$ 179,701	80	$ 778	45,934	$ 178,923
OPTIONS EXERCISED	228	899	-	-	228	899
PRIVATE PLACEMENT	58	556	-	-	58	556
SHARES PURCHASED	-	-	366	3,342	(366)	(3,342)
CANCELLED SHARES	(405)	(1,585)	(405)	(3,788)	-	2,203
END OF YEAR	45,895	$ 179,571	41	$ 332	45,854	$ 179,239

During the year ended December 31, 2007, the Company purchased 930,600 of its own common shares for costs totalling $7,214,000 pursuant to its normal course issuer bid. During the same period, 930,600 of these common shares, as well as 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $3,744,000 being recorded as a charge to deficit.

On August 29, 2006 the Company received regulatory approval to implement a Normal Course Issuer Bid pursuant to which the Company can acquire up to two million of its own common shares. The Company purchased 366,900 of its own common shares at a cost of $3,342,000 during the year ended December 31, 2006 of which 325,700 were cancelled in 2006. The cancellation of these shares resulted in a loss of $1,735,627 of which $912,500 was recorded as a charge to deficit and the remaining $823,127 in contributed surplus.

In March 2006, the Company cancelled 80,000 common shares it had acquired pursuant to its previous normal course issuer bid in 2005. The cancellation of these shares resulted in a loss of $466,944 which was recorded in contributed surplus.

In June 2006, as part of the Antay Property agreement, Anglo American Exploration BV purchased 58,414 common shares of Southwestern at $9.52 per share for gross proceeds of $556,101.

As a result of stock options exercised, there was a transfer of $309,240 from contributed surplus to share capital during the year ended December 31, 2006.

C) STOCK OPTIONS

Under the Company's stock option plan there were 3,617,000 options outstanding, of which none were exercisable at December 31, 2007. The stock options outstanding have an excercise price of $0.65 of which 25% vests after June 11, 2008, 25% after December 11, 2008, and 50% after December 11, 2009. The options may be exercisable for a period of up to five years and the exercise price cannot be less than the closing price on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option. The Board of Directors determines the time during which any option may vest.

	2007		2006	
	Number of Options (000's)	Weighted-Average Exercise Price	Number of Options (000's)	Weighted-Average Exercise Price
OUTSTANDING AT BEGINNING OF YEAR	4,088	$ 13.19	3,659	$ 12.46
GRANTED	4,863	$ 2.52	755	$ 13.54
EXERCISED	-	$ -	(228)	$ 2.59
CANCELLED	(5,334)	$ 11.96	(98)	$ 13.49
OUTSTANDING AT END OF YEAR	3,617	$ 0.65	4,088	$ 13.19
EXERCISABLE AT END OF YEAR	-	$ -	3,893	$ 13.11

The following table summarizes information about stock options outstanding at December 31, 2007:

Exercise Price	Number of Options Outstanding (000's)	Weighted-Average Remaining Years of Contractual Life	Weighted-Average Exercise Price	Number of Options Exercisable (000's)	Weighted-Average Exercise Price
$ 0.65	3,617	4.95	$ 0.65	-	$ -

The stock options outstanding have an exercise price of $0.65 and 25% vests after June 11, 2008, 25% after December 11, 2008, and 50% after December 11, 2009.

D) STOCK-BASED COMPENSATION

As a result of stock options vesting and the amortization of previous grants during the year ended December 31, 2007, the Company recognized stock-based compensation expense and included this amount in contributed surplus as follows:

	2007	2006	2005
OFFICE SALARIES	$ 997	$ 1,663	$ 1,212
CONSULTING FEES	1,218	2,399	3,505
GENERAL EXPLORATION	2,366	793	718
ZINCORE	336	433	-
TOTAL	$ 4,917	$ 5,288	$ 5,435

For the year ended December 31, 2007, the stock-based compensation value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $1.07 (2006 - $5.82; 2005 - $4.15) for each option grant was estimated using the following weighted-average assumptions: no dividends are to be paid; volatility of 66% (2006 - 54%; 2005 - 58%); risk free interest rate of 3.9% (2006 - 4.0%; 2005 - 3.5%); and expected life of 3.5 years (2006 - 3.5 years; 2005 - 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Discrepancies in these input assumptions can significantly affect the fair value estimate.

E) CONTRIBUTED SURPLUS

	Year Ended December 31, 2007	Year Ended December 31, 2006
BALANCE, BEGINNING OF YEAR	$ 23,590	$ 20,115
STOCK-BASED COMPENSATION	4,917	4,855
CANCELLED SHARES	-	(1,290)
STOCK OPTIONS EXERCISED	-	(309)
STOCK OPTIONS GRANTED BY SUBSIDIARY	169	219
NON-CONTROLLING INTEREST PORTION OF STOCK-BASED COMPENSATION	(336)	-
STOCK-BASED COMPENSATION OF SIGNIFICANTLY INFLUENCED AFFILIATE	298	-
BALANCE, END OF YEAR	$ 28,638	$ 23,590

F) ACCUMULATED OTHER COMPREHENSIVE INCOME

	Year Ended December 31, 2007
BALANCE AT DECEMBER 31, 2006	$ –
ADJUSTMENT FOR CUMULATIVE UNREALIZED GAINS ON AVAILABLE-FOR-SALE INVESTMENTS AT TRANSITION DATE ON JANUARY 1, 2007	3,428
REALIZED GAIN ON SALE OF AVAILABLE-FOR-SALE INVESTMENT	(1,605)
UNREALIZED LOSS ON AVAILABLE-FOR-SALE INVESTMENTS	(865)
BALANCE AT DECEMBER 31, 2007	$ 958

11. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2007, 2006 and 2005, the Company paid remuneration to directors and to companies controlled by officers who are also directors. The Company also received management fees, which are recorded as other income from Superior, Lake Shore and Zincore. These are companies which are related by way of directors in common and/or by way of a management services agreement. Details of these payments are as follows:

	2007	2006	2005
REMUNERATION PAID TO OFFICERS / DIRECTORS	$ 936	$ 756	$ 515
MANAGEMENT FEES RECEIVED	$ 259	$ 72	$ 117

There was also an amount of $39,752 (2006 – $5,669) due to Southwestern from the above mentioned companies at December 31, 2007. All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

12. SEGMENTED INFORMATION

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

Geographic Information

The Company's only sources of revenue in 2007, 2006 and 2005 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations:

	2007	2006
PERU	$ 12,418	$ 13,719
CHINA	10,856	37,750
CANADA	15,159	4,693
	$ 38,433	$ 56,162

13. GENERAL AND ADMINISTRATIVE

	2007	2006	2005
CONSULTING	$ 2,761	$ 4,275	$ 4,851
SHAREHOLDER INFORMATION	566	560	347
OFFICE	1,055	900	697
LEGAL AND ACCOUNTING	2,628	545	281
TRAVEL	353	324	261
SALARIES AND BENEFITS	2,447	2,849	2,121
TOTAL	$ 9,810	$ 9,453	$ 8,558

14. SUPPLEMENTAL CASHFLOW INFORMATION

	2007	2006	2005
OTHER CASH ITEMS:			
TAXES PAID	$ 17	$ 28	$ 31
INTEREST RECEIVED	$ 1,605	$ 2,189	$ 1,201

15. COMMITMENTS

The Company has commitments totalling $1,035,504 over three years (2008 - $376,547; 2009 - $376,547; 2010 - $282,410) pertaining to leasehold obligations. As well, the Company has employee retention bonus obligations of $670,667 in 2008. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

16. NON-CONTROLLING INTEREST

At December 31, 2007 and 2006, the Company's non-controlling interest in Zincore was comprised of the following:

	December 31, 2007	December 31, 2006
BALANCE, BEGINNING OF THE YEAR	$ 10,627	$ -
CREATION OF NON-CONTROLLING INTEREST DUE TO SALE OF SHARES BY SUBSIDIARY	-	10,844
SHARE OF STOCK OPTIONS GRANTED	167	215
SHARE OF NET LOSS OF ZINCORE FOR YEAR	(434)	(432)
LOSS OF CONTROLLING INTEREST	(10,360)	-
BALANCE, END OF THE YEAR	$ -	$ 10,627

17. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differs in certain respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission ("US GAAP").

Consolidated Balance Sheets

The significant measurement differences between Canadian GAAP and US GAAP with respect to the Company's Consolidated Balance Sheets as at December 31, 2007 and 2006 are as follows:

	2007	2006
TOTAL ASSETS UNDER CANADIAN GAAP	$ 58,507	$ 119,926
DECREASE IN MINERAL PROPERTY COSTS (A)	(22,029)	(50,555)
CUMULATIVE ADJUSTMENT TO EQUITY INVESTMENTS (B)	(7,427)	(5,181)
UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES (C)	1,496	3,428
TOTAL ASSETS UNDER US GAAP	$ 30,547	$ 67,618
TOTAL LIABILITIES AND NON-CONTROLLING INTEREST UNDER CANADIAN GAAP	$ 1,577	$ 12,800
NON-CONTROLLING INTEREST (B)	-	(1,932)
TOTAL LIABILITIES AND NON-CONTROLLING INTEREST UNDER US GAAP	1,577	10,868
SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP	56,930	107,126
CUMULATIVE MINERAL PROPERTY ADJUSTMENT (A)	(27,803)	(50,555)
CUMULATIVE ADJUSTMENT TO NON-CONTROLLING INTEREST (A)	2,866	1,932
CUMULATIVE ADJUSTMENT TO EQUITY IN LOSS OF AFFILIATED COMPANIES (B)	(4,519)	(5,181)
CUMULATIVE COMPREHENSIVE INCOME (E)	1,496	3,428
TOTAL SHAREHOLDERS' EQUITY UNDER US GAAP	28,970	56,750
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY UNDER US GAAP	$ 30,547	$ 67,618

Consolidated Statements of Loss

The significant measurement differences between Canadian GAAP and US GAAP with respect to the Company's Consolidated Statements of Loss for the period from inception to December 31, 2007 and for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Cumulative from inception to December 31			Years ended December 31
	2007	2007	2006	2005
NET LOSS UNDER CANADIAN GAAP	$ (141,045)	$ (48,988)	$ (1,450)	$ (9,540)
MINERAL PROPERTY EXPLORATION EXPENSE (A)	(27,803)	22,752	(15,676)	(11,292)
ADJUSTMENT TO EQUITY IN LOSS OF AFFILIATED COMPANIES (B)	(4,519)	662	(298)	(593)
ELIMINATION OF DILUTION GAIN (C)	(13,308)	(866)	(6,845)	(414)
STOCK BASED COMPENSATION (D)	12,726	-	-	4,659
NON-CONTROLLING INTEREST (A)	1,758	934	339	-
NET LOSS UNDER US GAAP	$ (172,191)	$ (25,506)	$ (23,930)	$ (17,180)
NET LOSS PER SHARE UNDER US GAAP		$ (0.56)	$ (0.52)	$ (0.39)

Consolidated Statements of Comprehensive Loss

The Consolidated Statements of Comprehensive Loss presented under U.S. GAAP for the period from inception to December 31, 2007 and for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Cumulative from inception to December 31			Years ended December 31
	2007	2007	2006	2005
NET LOSS UNDER US GAAP	$ (172,191)	$ (25,506)	$ (23,930)	$ (17,180)
OTHER COMPREHENSIVE INCOME (LOSS):				
NET RE-CLASSIFICATION ADJUSTMENT FOR REALIZED GAINS ON AVAILABLE-FOR-SALE INVESTMENTS	(1,605)	(1,605)	-	-
UNREALIZED GAIN (LOSS) DURING THE PERIOD ON AVAILABLE-FOR-SALE INVESTMENTS	4,059	631	(4,194)	6,725
	2,454	(974)	(4,194)	6,725
COMPREHENSIVE LOSS UNDER US GAAP	$ (169,737)	$ (26,480)	$ (28,124)	$ (10,455)
NET COMPREHENSIVE LOSS PER SHARE UNDER US GAAP		$ (0.59)	$ (0.61)	$ (0.24)

Consolidated Statements of Cashflows

The significant measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company's Consolidated Statements of Cashflows for the period from inception to December 31, 2007 and for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Cumulative from inception to December 31			Years ended December 31
	2007	2007	2006	2005
OPERATING ACTIVITIES				
OPERATING ACTIVITIES UNDER CANADIAN GAAP	$ (47,032)	$ (11,860)	$ (5,950)	$ (5,154)
EXPLORATION (A)	(109,140)	(13,701)	(16,128)	(10,359)
OPERATING ACTIVITIES UNDER US GAAP	(156,172)	(25,561)	(22,078)	(15,513)
INVESTING ACTIVITIES				
INVESTING ACTIVITIES UNDER CANADIAN GAAP	(128,591)	(18,934)	(15,256)	(9,507)
EXPLORATION (A)	109,140	13,701	16,128	10,359
INVESTING ACTIVITIES UNDER US GAAP	$ (19,451)	$ (5,233)	$ 872	$ 852

A) EXPLORATION EXPENDITURES

Under Canadian GAAP, the Company capitalizes exploration expenditures related to the search for a commercially mineable body of ore. Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of mining reserves.

B) ACCOUNTING FOR SIGNIFICANTLY INFLUENCED AFFILIATES

The investments in Note 8 categorized as "significantly influenced affiliates" are accounted for under the equity method for which there is no material difference under Canadian and US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company's share of equity income (loss). The significant conforming adjustment to the affiliates' results relates to the accounting for mineral property expenditures.

C) ACCOUNTING FOR SALES OF SHARES BY AN EQUITY INVESTMENT OR SUBSIDIARY

The Company accounts for dilution gains and losses from the sale of shares by its equity investments or subsidiaries as income statement items for Canadian GAAP purposes. Under US GAAP, dilution gains or losses that arise from a company in the exploration stage are treated as a charge to equity.

D) ACCOUNTING FOR STOCK-BASED COMPENSATION

On January 1, 2006, the Company adopted Statement of Financial Standards (SFAS) No. 123R, "Share-Based Payment". This statement requires the Company to recognize the cost of employee services received in exchange for the Company's equity instruments. Under SFAS No. 123R the Company is required to record compensation expense over an award's vesting period based on the award's fair value at the date of grant. The Company has elected to adopt SFAS No. 123R on a modified prospective basis; accordingly the financial statements for the periods prior to January 1, 2006 will not include compensation cost calculated under the fair value method. The adoption of SFAS No. 123R has substantially eliminated differences between Canadian GAAP and US GAAP and therefore for the years ended December 31, 2007 and 2006 the Company was not required to record adjustments to record stock-based compensation under US GAAP.

Prior to January 1, 2006, the Company applied Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees", and therefore recorded the intrinsic value of stock-based compensation as expense and applied the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

E) UNREALIZED GAINS ON AVAILABLE-FOR-SALE-SECURITIES

Prior to January 1, 2007, the Company's investments categorized as "other" in Note 8 were carried at the lower of cost and estimated realizable value under Canadian GAAP. Under US GAAP these investments would be categorized as available for sale securities carried at the quoted market value with unrealized gains and losses temporarily recorded in a separate component of shareholders' equity until the investment is sold, abandoned or impaired.

Effective January 1, 2007, this difference in accounting treatment has been eliminated due to the Company's adoption of the new accounting standards pertaining to financial instruments, however, the adjustment related to unrealized gains on available-for-sale investments is a gain of $631,000 under US GAAP compared with a loss of $865,000 for Canadian GAAP. This difference is due to the Company's carrying value of its investment in Superior Diamonds being lower under US GAAP than for Canadian GAAP and this resulted in an increase in the adjustment required to record the Company's investment in Superior Diamonds at fair value on December 31, 2007

F) IMPACT OF RECENT UNITED STATES ACCOUNTING PRONOUNCEMENTS

(i) In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157") which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable to the Company beginning in the first quarter of 2008. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year or an interim period within that fiscal year. Prospective application is required for the Company. The Company is currently evaluating the impact of SFAS No. 157.

(ii) SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is analyzing the requirements of this new standard and believes that its adoption will not have any significant impact on the Company's financial statements.

(iii) In November 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS No. 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for fiscal year beginning on or after December 15, 2008. Management is currently evaluating the requirements of SFAS No. 141R and has not yet determined the impact on its financial statements.

(iv) In November 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"), an amendment of ARB No. 51. SFAS No. 160 will change the accounting and reporting for minority interests, which will be reclassified as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS No. 160 will be applied prospectively. Management is currently evaluating the requirements of SFAS No. 160 and has not yet determined the impact on its financial statements.

18. CONSOLIDATED SCHEDULE OF SHARE CAPITAL SINCE INCEPTION

From Inception to December 31, 2007	Common Shares Without Par Value		Treasury Shares		Contributed Surplus	Comprehensive (Loss) Income	Deficit Accumulated During the Exploration Stage	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
ISSUANCE OF COMMON SHARES FOR CASH	4,392	$ 541	-	$ -	$ -	$ -	$ -	$ 541
ISSUANCE OF COMMON SHARES FOR EXPLORATION EXPENDITURES	600	75	-	-	-	-	-	75
NET LOSS	-	-	-	-	-	-	(296)	(296)
BALANCE, OCTOBER 31, 1991	4,992	616	-	-	-	-	(296)	320
ISSUANCE OF COMMON SHARES FOR CASH	4,378	884	-	-	-	-	-	884
NET LOSS	-	-	-	-	-	-	(270)	(270)
BALANCE, OCTOBER 31, 1992	9,370	1,500	-	-	-	-	(566)	934
ISSUANCE OF COMMON SHARES FOR CASH	3,350	815	-	-	-	-	-	815
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	1,600	740	-	-	-	-	-	740
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	100	50	-	-	-	-	-	50
NET INCOME	-	-	-	-	-	-	721	721
BALANCE, OCTOBER 31, 1993	14,420	3,105	-	-	-	-	155	3,260
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	4,200	14,957	-	-	-	-	-	14,957
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	570	1,367	-	-	-	-	-	1,367
ISSUANCE OF COMMON SHARES FOR CASH	1,880	3,330	-	-	-	-	-	3,330
NET LOSS FOR THE 14 MONTHS ENDED DECEMBER 31, 1994	-	-	-	-	-	-	(1,027)	(1,027)
BALANCE, DECEMBER 31, 1994	21,070	22,759	-	-	-	-	(872)	21,887
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	1,830	8,233	-	-	-	-	-	8,233
ISSUANCE OF COMMON SHARES FOR CASH	90	45	-	-	-	-	-	45
NET LOSS	-	-	-	-	-	-	(1,317)	(1,317)
BALANCE DECEMBER 31, 1995	22,990	31,037	-	-	-	-	(2,189)	28,848
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	7,408	47,346	-	-	-	-	-	47,346
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	40	330	-	-	-	-	-	330
ISSUANCE OF COMMON SHARES FOR CASH	114	622	-	-	-	-	-	622
NET LOSS	-	-	-	-	-	-	(1,315)	(1,315)
BALANCE, DECEMBER 31, 1996	30,552	79,335	-	-	-	-	(3,504)	75,831
ISSUANCE OF COMMON SHARES FOR CASH	2	11	-	-	-	-	-	11
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(158)	(384)	-	-	-	(384)
NET LOSS	-	-	-	-	-	-	(3,820)	(3,820)
BALANCE, DECEMBER 31, 1997	30,554	79,346	(158)	(384)	-	-	(7,324)	71,638
ISSUANCE OF COMMON SHARES FOR CASH	42	28	-	-	-	-	-	28
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(1,838)	(3,787)	-	-	-	(3,787)
OWN SHARES RESOLD	-	-	600	1,212	426	-	-	1,638
NET LOSS	-	-	-	-	-	-	(7,339)	(7,339)
BALANCE, DECEMBER 31, 1998	30,596	79,374	(1,396)	(2,959)	-	-	(14,663)	62,178
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(1,636)	(3,896)	-	-	-	(3,896)
OWN SHARES RESOLD	-	-	720	1,675	(426)	-	-	1,249
LOSS ON SALE OF OWN SHARES	-	-	-	-	-	-	(61)	(61)
NET LOSS	-	-	-	-	-	-	(10,642)	(10,642)
BALANCE, DECEMBER 31, 1999	30,596	79,374	(2,312)	(5,180)	-	-	(25,366)	48,828
ISSUANCE OF COMMON SHARES FOR CASH	68	147	-	-	-	-	-	147
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(1,432)	(3,275)	-	-	-	(3,275)
NET LOSS	-	-	-	-	-	-	(2,338)	(2,338)
BALANCE, DECEMBER 31, 2000	30,664	$ 79,521	(3,744)	$ (8,455)	$ -	$ -	$ (27,704)	$ 43,362

From Inception to December 31, 2007	Common Shares Without Par Value		Treasury Shares		Contributed Surplus	Comprehensive (Loss) Income	Deficit Accumulated During the Exploration Stage	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
ISSUANCE OF COMMON SHARES FOR CASH	2,254	$ 3,000	-	$ -	$ -	$ -	$ -	$ 3,000
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(1,030)	(1,633)	-	-	-	(1,633)
LOSS ON SALE OF OWN SHARES	-	-	3,800	8,541	-	-	-	8,541
NET LOSS	-	-	-	-	-	-	(15,650)	(15,650)
BALANCE, DECEMBER 31, 2001	32,918	82,521	(974)	(1,547)	-	-	(43,354)	37,620
ISSUANCE OF COMMON SHARES FOR CASH	178	364	-	-	-	-	-	364
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(342)	(459)	-	-	-	(459)
STOCK-BASED COMPENSATION	-	-	-	-	485	-	-	485
NET LOSS	-	-	-	-	-	-	(13,872)	(13,872)
BALANCE, DECEMBER 31, 2002	33,096	82,885	(1,316)	(2,006)	485	-	(57,226)	24,138
ISSUANCE OF COMMON SHARES FOR CASH	7,342	28,046	-	-	-	-	-	28,046
SHARES CANCELLED	(1,316)	(3,296)	1,316	2,006	1,290	-	-	-
STOCK-BASED COMPENSATION	-	-	-	-	728	-	-	728
NET LOSS	-	-	-	-	-	-	(8,049)	(8,049)
BALANCE, DECEMBER 31, 2003	39,122	107,635	-	-	2,503	-	(65,275)	44,863
ISSUANCE OF COMMON SHARES FOR CASH	3,664	41,841	-	-	-	-	-	41,841
STOCK-BASED COMPENSATION	-	-	-	-	12,377	-	-	12,377
NET LOSS	-	-	-	-	-	-	(18,525)	(18,525)
BALANCE, DECEMBER 31, 2004	42,786	149,476	-	-	14,880	-	(83,800)	80,556
ISSUANCE OF COMMON SHARES FOR CASH (EXCLUDING EXERCISE OF STOCK OPTIONS)	2,908	29,349	-	-	-	-	-	29,349
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(80)	(778)	-	-	-	(778)
STOCK-BASED COMPENSATION	-	-	-	-	5,435	-	-	5,435
EXERCISE IN STOCK OPTIONS	320	-	-	-	(200)	-	-	676
NET LOSS	-	-	-	-	-	-	(9,540)	(9,540)
BALANCE, DECEMBER 31, 2005	46,014	179,701	(80)	(778)	20,115	-	(93,340)	105,698
ISSUANCE OF COMMON SHARES FOR CASH (EXCLUDING EXERCISE OF STOCK OPTIONS)	58	556	-	-	-	-	-	556
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(366)	(3,342)	-	-	-	(3,342)
STOCK-BASED COMPENSATION	-	-	-	-	4,855	-	-	4,855
EXERCISE IN STOCK OPTIONS	228	899	-	-	(309)	-	-	590
STOCK OPTIONS GRANTED BY SUBSIDIARY	-	-	-	-	219	-	-	219
CANCELLED SHARES	(405)	(1,585)	405	3,788	(1,290)	-	(913)	-
NET LOSS	-	-	-	-	-	-	(1,450)	(1,450)
BALANCE, DECEMBER 31, 2006	45,895	179,571	(41)	(332)	23,590	-	(95,703)	107,126
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(931)	(7,214)	-	-	-	(7,214)
STOCK-BASED COMPENSATION	-	-	-	-	4,917	-	-	4,917
STOCK OPTIONS GRANTED BY SUBSIDIARY	-	-	-	-	169	-	-	169
NON-CONTROLLING INTEREST PORTION OF STOCK-BASED COMPENSATION	-	-	-	-	(336)	-	-	(336)
STOCK-BASED COMPENSATION OF SIGNIFICANTLY INFLUENCED AFFILIATE	-	-	-	-	298	-	-	298
CANCELLED SHARES	(972)	(3,802)	972	7,546	-	-	(3,744)	-
NET AND COMPREHENSIVE LOSS	-	-	-	-	-	958	(48,988)	(48,030)
BALANCE, DECEMBER 31, 2007	44,923	$ 175,769	-	$ -	$ 28,638	$ 958	$ (148,435)	$ 56,930

SOUTHWESTERN RESOURCES CORP.
2007 ANNUAL REPORT



SWG | TSX

END

DIRECTORS AND OFFICERS

David Black [1,2,3,4,5]
Chair of the Board

Timo Jauristo [4]
Interim President and CEO,
VP Corporate Development and
Director

Alejandro Losada-Calderon
VP Exploration

Thomas Beattie
VP Corporate Affairs and Secretary

Giovanni Susin
VP Finance and Chief Financial Officer

Stanley Myers
Director of Exploration, Latin America

James Hume [1,2,3]
Director

William McCartney [1,2,3,4,5]
Director

[1] member of the Audit Committee
[2] member of the Corporate Governance and Nominating Committee
[3] member of the Compensation Committee
[4] member of the Environment and Safety Committee
[5] member of the Special Committee

VANCOUVER CORPORATE OFFICE

Southwestern Resources Corp.
Suite 1650, 701 W Georgia Street
PO Box 10102
Vancouver, British Columbia
V7Y 1C6 Canada
Telephone 604 669 2525
Fax 604 688 5175
Email info@swgold.com

LIMA OFFICE

Minera del Suroeste SAC
Av. Del Parque Norte 829
Corpac San Isidro, Lima 27 Peru
Telephone 011 511 225 1125
Fax 011 511 225 2273

BEIJING OFFICE

No. 50 Liangmaqiao Road
Office C 413, Chaoyang District
Beijing 100016 PR China
Telephone 011 8610 646 51916
Fax 011 8610 646 51915

KUNMING OFFICE

No. 9 Sanshijie Road
Kunming City 650021
Yunnan Province PR China
Telephone 011 86 871 3611226
Fax 011 86 871 3610569

AUDITORS

Deloitte & Touche LLP
Four Bentall Centre
Suite 2800
1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4 Canada

TRANSFER AGENT

Computershare Investor Services Inc.
510 Burrard Street
Vancouver, British Columbia
V6C 3B9 Canada

Notice of Annual Meeting
The annual meeting of shareholders will be held at:

Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia, Canada
Tuesday, May 6, 2008 at 10:00 am

Stock Exchange Listing
SWG - TSX

WWW.SWGOLD.COM